Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
     This filing, which includes (i) a communication made available on the website of The Toronto-Dominion Bank on June 4, 2010 and (ii) communications made available to employees of The Toronto-Dominion Bank and/or TD Bank, America’s Most Convenient Bank on June 4, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION MADE AVAILABLE ON THE WEBSITE OF THE TORONTO-DOMINION BANK ON JUNE 4, 2010.

TD Bank Financial Group Investor Overview Presentation June 2010

Caution regarding forward-looking statements From time to time, the Bank makes written and oral forward-looking statements, including in this presentation, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward- looking statements include, among others, statements regarding the Bank's objectives and priorities for 2010 and beyond and strategies to achieve them, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "may" and "could". By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the current financial, economic and regulatory environments, such risks and uncertainties - many of which are beyond the Bank's control and the effects of which can be difficult to predict - may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange and interest rate), liquidity, operational, reputational, insurance, strategic, regulatory, legal and other risks, all of which are discussed in the Management's Discussion and Analysis (MD&A) in the Bank's 2009 Annual Report. Additional risk factors include changes to and new interpretations of risk-based capital guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; and the use of new technologies in unprecedented ways to defraud the Bank or its customers and the organized efforts of increasingly sophisticated parties who direct their attempts to defraud the Bank or its customers through many channels. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please see the Risk Factors and Management section of the MD&A, starting on page 65 of the Bank's 2009 Annual Report. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and undue reliance should not be placed on the Bank's forward- looking statements. Material economic assumptions underlying the forward-looking statements contained in this presentation are set out in the Bank's 2009 Annual Report under the heading "Economic Summary and Outlook", as updated in the Second Quarter 2010 Report to Shareholders; and for each of the business segments, under the headings "Business Outlook and Focus for 2010", as updated in the Second Quarter 2010 Report to Shareholders under the headings "Business Outlook". Any forward-looking statements contained in this presentation represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

Additional Information The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.'s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC's internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592- 3001. The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank's directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.'s directors and executive officers is available in The South Financial Group, Inc.'s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Contents Canadian Economy and Financial System Other Information Overview Key Businesses Credit Portfolio TD Bank Financial Group

Key Takeaways Simple Strategy, Consistent Focus Building the Better Bank Franchise Businesses Repeatable and growing earnings stream Focus on customer-driven products and services Operating a franchise dealer of the future Consistently reinvest in our competitive advantages Retail Earnings Focus Leader in customer service and convenience About 85% of adjusted earnings from retail 2,3 Strong organic growth engine Better return for risk undertaken4 Risk Discipline Robust capital and liquidity management Culture and policies aligned with risk philosophy Only take risks we understand Systematically eliminate tail risk North American Top 10 Bank in North America1 One of the few Aaa-rated banks on NYSE Leverage platform and brand for growth Strong employment brand See slide # 6. Based on Q2 2010 adjusted earnings. For the purpose of calculating contribution by each business segment, adjusted earnings from the Corporate segment is excluded. The Bank's financial results prepared in accordance with GAAP are referred to as "reported" results. The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results (i.e., reported results excluding "items of note", net of income taxes) to assess each of its businesses and measure overall Bank performance. Adjusted net income, adjusted earnings per share (EPS) and related terms used in this presentation are not defined terms under GAAP and may not be comparable to similar terms used by other issuers. See p.5 of the Second Quarter 2010 Report to Shareholders (td.com/investor) for further explanation, a list of the items of note and a reconciliation of adjusted earnings to reported basis (GAAP) results. Retail includes Canadian Personal and Commercial Banking, Wealth Management, and U.S. Personal and Commercial Banking segments. Based on return on risk-weighted assets, calculated as adjusted net income available to common shareholders divided by average RWA. See slide #9 for details. See note #2 for definition of adjusted results.

TD Bank Financial Group A Top 10 Bank in North America Q2 20101 (In U.S.$B)2 Compared to: Compared to: Q2 20101 (In U.S.$B)2 Canadian Peers7 North American Peers8 Total Assets $571 2nd 6th Total North American Deposits $402 1st 4th Market Cap3 $60.7 2nd 6th Adj. Net Income4 (Trailing 4 Quarters) $4.9 2nd 5th Adj. Retail Earnings4,5 (Trailing 4 Quarters) $4.0 1st 2nd Tier 1 Capital Ratio 12.0% 4th 4th Avg. # of Full-Time Equivalent Staff ~67,500 3rd 7th Moody's Rating6 Aaa n/a n/a TD is top 10 in North America Q2 2010 is the period from February 1 to April 30, 2010. Balance sheet metrics are converted to U.S. dollars at an exchange rate of 0.9950 USD/CAD (as at April 30, 2009). Income statement metrics are converted to U.S. dollars at the average quarterly exchange rate of 0.9725 for Q2/2010, 0.9352 for Q1/10, 0.9304 for Q4/09, 0.8829 for Q/309. As at May 27, 2010. Based on adjusted results defined on slide #5. Based on Retail defined on slide #5. For long term debt, as at May 27, 2010. Canadian Peers - other big 4 banks (RY, BMO, BNS and CM) adjusted on a comparable basis to exclude identified non-underlying items. Based on Q2/10 results. Canadian Banks based on Q2/10 results ended April 30, 2010. North American Peers refer to Canadian Peers and U.S. Peers. U.S. Peers - including Money Center Banks (C, BAC, JPM) and Top 3 Super-Regional Banks (WFC, PNC, USB). Adjusted on a comparable basis to exclude identified non-underlying items. For U.S. Peers, based on their Q1/10 results. U.S. Banks Q1/10 results ended March 31, 2010.

Financial Results Strong performance through tough economic conditions Adjusted results are defined on slide #5. (C$MM)1 Q2 2010 QoQ YoY F2009 YoY Revenue $ 4,767 -5% 10% $ 17,860 22% Provision for Credit Losses 365 -29% -53% 2,480 133% Expenses 2,953 -1% -3% 12,211 29% Adjusted Net Income $ 1,234 -14% 21% $ 4,716 24% Adjusted EPS (diluted) $ 1.36 -15% 19% $ 5.35 10% Tier 1 Capital 12.0% 50bps 120bps 11.3% 150bps

Canadian P&C Global Wealth TD AMTD U.S. P&C Wholesale Q2 2010 761 111 56 245 220 Lower Risk Retail Focus1 Based on adjusted results as described on slide #5. "P&C" refers to Personal and Commercial Banking. "Global Wealth" and "TD Ameritrade" make up the Wealth Management business segment. TDBFG has an investment in TD Ameritrade. Adjusted Earnings Q2 2010 C$1.2B About 85% of earnings from retail operations Canadian P&C2 Global Wealth3 TD Ameritrade3,4 U.S. P&C2 Wholesale Canadian Retail 63% U.S. Retail 21%

Strong Focus on Risk-Return Return on Risk-Weighted Assets1,2,3 TD Canadian Peers U.S. Peers East 0.0257 0.0203 0.0118 TD based on Q2/10 adjusted results, as described on slide #5. Return on risk-weighted assets is adjusted net income available to common shareholders divided by average RWA. Canadian Peers - other big 4 banks (RY, BMO, BNS, and CM) adjusted on a comparable basis to exclude identified non-underlying items. Based on Q2/10 results. U.S. Peers - including Money Center Banks (C, BAC, JPM) and Top 3 Super-Regional Banks (WFC, PNC, USB). Adjusted on a comparable basis to exclude identified non-underlying items. Based on Q1/10 results ending March 31, 2010. Better return for risk undertaken

TD Bank Financial Group: Managing through Current Environment Get across the recession valley Carefully manage capital, funding, liquidity and risk Keep our business model intact Preserve our performance, convenience and service culture Emerge with momentum on our side Continue to invest in our core growth engines Opportunities for companies with strategic positioning and financial strength to grow market share, even during tough environment Continue to manage for long-term growth Now ? ?

Strong, Consistent Dividend History 1964 1965 1966 1967 1968 1969 1970 1971 1972 1973 1974 1975 1976 1977 1978 1979 1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 0.02 0.02 0.02 0.02 0.02 0.03 0.03 0.03 0.04 0.04 0.05 0.06 0.06 0.06 0.07 0.1 0.12 0.14 0.16 0.17 0.19 0.2 0.21 0.22 0.26 0.36 0.38 0.38 0.38 0.38 0.4 0.44 0.5 0.56 0.66 0.72 0.92 1.09 1.12 1.16 1.36 1.58 1.78 2.11 2.36 2.44 $2.44 11% Annualized Growth $0.38 Growing dividends over time Dividends Per Share1 (C$) 2009 dividend per share based on dividend amounts declared for fiscal 2009. Dividend yield based on dividend per share for trailing four quarters (ending Q2 2010) dividend by average of high and low common share prices for the period. Dividend Yield 3.5%2

Simple Strategy, Consistent Focus, Superior Execution 2004 2005 2006 2007 2008 2009 Q2 2010 YTD Canadian P&C 1450 1702 1966 2253 2424 2472 1481 Wealth Management 352 432 590 762 769 597 311 U.S. P&C 0 158 255 359 806 909 472 Wholesale Banking 588 551 664 824 65 1137 592 Total 2485 2861 3376 4189 3813 4716 2664 Adjusted Earnings1 (C$MM) 5-year CAGR Adjusted Earnings: 14% Adjusted EPS: 7% Retail as % of Adj. Earnings 81% 75% 81% 80% 98% Solid growth and return across businesses See slide #5 for definition of adjusted results. Also see the Canadian P&C, Wealth, U.S. P&C, Wholesale segment discussions in the Business Segment Analysis section in the 2009, 2008, 2007, and 2006 Annual Reports, and see starting on p.5 of the Second Quarter 2010 Report to Shareholders for an explanation of how the Bank reports and a reconciliation of the Bank's non-GAAP measures to reported basis (GAAP) results for FY07-FY09 and see pages 146 to 147 of the 2009 Annual Report for a reconciliation for 10 years ending FY09. 78% 84%

Key Takeaways Building the Better Bank Franchise Businesses Retail Earnings Focus Risk Discipline North American

Contents Canadian Economy and Financial System Other Information Overview Key Businesses Credit Portfolio TD Bank Financial Group

Key Businesses At a Glance "P&C" refers to Personal and Commercial Banking. TDBFG had a reported investment in TD Ameritrade of 44.8% as at April 30, 2010. Wholesale Wealth Management Global Wealth TD Ameritrade2 Wholesale U.S. Retail Canadian Retail Canadian P&C1 U.S. P&C1 Business Segments Earnings Mix Brands

Canadian Personal and Commercial Banking Overview Key Businesses Canadian Banking Personal Banking Retail operations provide a full range of financial products and services Over 11 million personal and small business customers More than 1,100 branches across Canada More than 2,700 automated teller machines Multiple channels: telephone, internet Commercial Banking Serves the need of medium-sized Canadian businesses Provides broad range of products and services to meet their financing, investment, cash management, international trade, and day-to-day banking needs Global Insurance Offers broad range of insurance products, including: Home and automobile coverage, life and health insurance in Canada and the U.S. Business property and casualty business in the U.S. Credit protection coverage on TD Canada Trust lending products Total Deposits based on total of average personal and business deposits during Q2 2010. Total Loans based on total of average personal and business loans during Q2 2010. For trailing four quarters ending Q2 2010. See slide #5 for definition of adjusted results. Average number of full-time equivalent staff during Q2 2010. As at Q2 2010 In C$ Total Assets $189B Total Deposits1 $183B Total Loans2 $180B Adjusted Earnings3 $2,780MM Employees4 33,700+

Canadian Personal and Commercial Banking
Key Messages

TD Bank Financial Group

- **Lead in customer service and convenience**
  - Rated #1 by J.D. Power[1] and Synovate[2], year after year
  - More than 50% longer branch hours than peers[3]
- **Integrated product offerings**
  - #1 or #2 market share in most retail products[4]
  - Client referrals and product offerings from across TDBFG family
- **Relentless focus on operational excellence**
  - Best-in-class operational efficiency
  - Customer experience embedded in process and technology
  - Discipline approach, grow revenues faster than expenses
- **Consistently reinvesting for the long-term**
  - Opening new branches
  - Growing underrepresented businesses: business banking, insurance, credit card, province of Quebec

Robust retail banking foundation in Canada

1. Highest in customer satisfaction – J.D. Power and Associates survey in 2006, 2007, 2008, and 2009.
2. Rated #1 among Canada's five major banks for "Overall quality of customer service" by independent market research firm Synovate for 2005, 2006, 2007, 2008, and 2009.
3. As at Q2 2010. Canadian Peers – other big 4 banks (RY, BNS, BMO and CM).
4. Source: Canadian Banking Association (Canada); Starfish, as at March 31, 2010.

17

Canadian Personal and Commercial Banking Performance 2004 2005 2006 2007 2008 2009 Q2 2010 YTD Canadian P&C 1450 1702 1966 2253 2424 2472 1481 Earnings ($MM) See slide #5 for definition of adjusted results. 5-year CAGR is calculated based on compound annual growth from 2004 to 2009. Also see the Canadian P&C segment discussion in the Business Segment Analysis section in the 2009, 2008, 2007, and 2006 Annual Reports, and see starting on page 5 of the Second Quarter 2010 Report to Shareholders Report for an explanation of how the Bank reports and a reconciliation of the Bank's non-GAAP measures to reported basis (GAAP) results for FY07-FY09 and see pages 146 to 147 of the 2009 Annual Report for a reconciliation for 10 years ending FY09. 5-year CAGR 11%1

Wealth Management Overview Key Businesses Online Brokerage Canada U.S. - 45% reported equity investment in TD Ameritrade Europe U.K., Ireland Luxembourg: Internaxx Advice-Based Businesses Canada Financial Planning Private Investment Advice Full service brokerage Private Client Group Private banking, trust, discretionary asset management U.S. Private Client Services Asset Management Canada Retail mutual funds Institutional asset management As at Q2 2010 In C$ AUA1 $214B AUM2 $175B Adjusted Earnings3 $630MM Employees4 7,100+ Assets under administration as at the end of Q2 2010. Assets under management as at the end of Q2 2010. For trailing four quarters ending Q2 2010. See slide #5 for definition of adjusted results. Average number of full-time equivalent staff during Q2 2010.

Wealth Management
Key Messages

TD Bank Financial Group

- **Leading market positions**
  - #1 online brokerage in Canada[1]
  - #1 in long-term mutual fund sales in Canada[2]
  - #1 execution-only brokerage in the U.K.[3]
- **Integrated wealth organization**
  - Financial Planners based in retail bank branches
  - Client referrals from TDBFG retail businesses and between wealth management businesses
- **Continue focused investment for the future**
  - Strategically investing in technology and growing diversified product offerings
  - Growing advice businesses, adding client-facing advisors
- **Strategically and financially attractive investment in TD Ameritrade**
  - #1 in online trades per day in the U.S.[4]
  - Strong momentum with asset gathering strategy
  - Opportunities for customer referral and growth through partnership with TDBFG businesses

Industry-leading wealth management platform

1. Market share is based on Investor Economics, as of December 31, 2009.
2. Source: Investment Funds Institute of Canada, as of October 2009.
3. Source: ComPeer Ltd, based on volume of trade, January 2010.
4. #1 in online equity trades per day and options trades per day in the U.S. Ranking based on market share, from last 12 months of publicly available reports for E*Trade, Charles Schwab, and optionsXpress.

20

Wealth Management Performance 2004 2005 2006 2007 2008 2009 Q2 2010 YTD Canadian Wealth Management 267 324 410 501 480 345 212 U.S. Wealth Management 85 108 180 261 289 252 99 Total 352 432 590 762 769 597 311 Earnings ($MM) Global Wealth Management Investment in TD Ameritrade2 See slide #5 for definition of adjusted results. 5-year CAGR is calculated based on compound annual growth from 2004 to 2009. Also see the Wealth segment discussion in the Business Segment Analysis section in the 2009, 2008, 2007, and 2006 Annual Reports, and see starting on p.5 of the Second Quarter 2010 Report to Shareholders for an explanation of how the Bank reports and a reconciliation of the Bank's non-GAAP measures to reported basis (GAAP) results for FY07- FY09 and see pages 146 to 147 of the 2009 Annual Report for a reconciliation for 10 years ending FY09. Investment in TD Ameritrade consists of the Bank's reported investment in TD Ameritrade from Q2/06 to current, and TD Waterhouse U.S.A. in prior quarters. 5-year CAGR 11%1

U.S. Personal and Commercial Banking
Overview

TD Bank Financial Group

Key Businesses

- **Personal Banking**
  - Over 1,100 stores
  - More than 2,700 ATMs
  - 24/7 live customer support
  - More than 6.5 million customers
- **Commercial Banking**
  - Offers a broad range of products and services to meet customers' financing, investment, cash management, international trade, and day-to-day banking needs

TD Bank
America's Most Convenient Bank®

As at Q2 2010	In C$
Total Assets	$162B
Total Deposits[1]	$128B
Total Loans[2]	$55B
Adjusted Earnings[3]	$925MM
Employees[4]	19,300+

1. Total Deposits based on total of average personal, business deposits and TD Ameritrade Insured Deposit Account (IDAs) during Q2 2010..
2. Total Loans based on total of average personal and business loans during Q2 2010.
3. For trailing four quarters ending Q2 2010. See slide #5 for definition of adjusted results.
4. Average number of full-time equivalent staff during Q2 2010.

The results of Riverside National Bank of Florida ("Riverside"), First Federal Bank of North Florida ("First Federal") and AmericanFirst Bank ("AmericanFirst") from the acquisition date of April 16, 2010 to April 30, 2010 have been consolidated with the Bank's results for the three and six months ended April 30, 2010.

22

U.S. Personal and Commercial Banking Key Messages Lead in customer service and convenience Rated "Highest in Customer Satisfaction" with Small Business Banking three years in a row1 Unique positioning and culture that is difficult for others to replicate Significant scale and enviable footprint Operating in 5 of the top 10 Metropolitan Statistical Areas in the U.S. Northeast, Mid- Atlantic, and Florida Acquired the retail stores of Riverside National Bank of Florida, First Federal Bank of North Florida and AmericanFirst Bank with assistance of FDIC in April 2010 Announced acquisition of the South Financial Group in May 2010 (expected closing in Q3 2010 subject to regulatory and South Financial Group shareholder approval) Disciplined credit culture In-footprint lending Conservative products Distribution through proprietary channels, not brokers Continued organic growth and de novo expansion Opening new stores Strong balance sheet supports opportunities to take share Significant cross-sell opportunities: wealth management, insurance, corporate banking, TD Ameritrade Rated #1 in "Highest Customer Satisfaction" in the U.S. Mid-Atlantic region by J.D. Power and Associates in 2006, 2007, 2008, and 2009; also ranked #1 in "Small Business Owner Satisfaction" by J.D. Power and Associates in 2007, 2008, and 2009. Well-positioned for future growth

U.S. Personal and Commercial Banking Performance 2005 2006 2007 2008 2009 Q2 2010 YTD USD 158 255 359 806 909 472 Total 158 255 359 806 909 472 Adjusted Earnings1 (C$MM) See slide #5 for definition of adjusted results. 4-year CAGR is calculated based on compound annual growth from 2005 to 2009. Also see the U.S. P&C segment discussion in the Business Segment Analysis section in the 2009, 2008, 2007, and 2006 Annual Reports, and see starting on p.5 of the Second Quarter 2010 Report to Shareholders for an explanation of how the Bank reports and a reconciliation of the Bank's non-GAAP measures to reported basis (GAAP) results for FY07-FY09 and see pages 146 to 147 of the 2009 Annual Report for a reconciliation for 10 years ending FY09. The results of Riverside National Bank of Florida ("Riverside"), First Federal Bank of North Florida ("First Federal") and AmericanFirst Bank ("AmericanFirst") from the acquisition date of April 16, 2010 to April 30, 2010 have been consolidated with the Bank's results for the three and six months ended April 30, 2010. US$ C$ $130 $224 $328 $794 $457 4-year CAGR 55%1 Milestones Purchased 51% interest in Banknorth Privatized TD Banknorth Acquired Commerce Bancorp $781 2

Wholesale Banking Overview Key Businesses Investment Banking Advisory, underwriting, and corporate lending Equities Trading, facilitation, execution services, and research Rates and Foreign Exchange Trading, facilitation, execution services, trade finance, and cash management services As at Q2 2010 In C$ Risk Weighted Assets $32B Adjusted Earnings1 $1,291MM Employees2 3,100+ For trailing four quarters ending Q2 2010. See slide #5 for definition of adjusted results. Average number of full-time equivalent staff during Q2 2010.

Wholesale Banking Key Messages Focus on client-driven franchise businesses Presence in key global financial centres Strategic decisions before financial crisis to reduce corporate lending risk profile and exit global structured products Leveraging strength of TD brand and partners to grow U.S. fixed income and global foreign exchange businesses Integrated North American dealer Broaden and deepen customer relationships Build on position as top 3 dealer in Canada1 Solid returns without going out the risk curve Strategic use of capital and risk management #3 in government debt underwriting, for January to April 2010. Source: Bloomberg; #2 in corporate debt underwriting, for January to April 2010. Source: Bloomberg (excl. own deals); #1 in M&A advisory, for May 2009 to April 2010. Based on announced transactions by CDN Banks. Source: Thomson Financial; #4 in equity underwriting, for January to April 2010. Source: Thomson Financial; #1 in equity block trading, for January to April 2010. Source: Starquote. A lower risk wholesale franchise

Wholesale Banking Performance 2004 2005 2006 2007 2008 2009 Q2 2010 YTD Wholesale 588 551 664 824 65 1137 592 Security Gains Total 588 551 664 824 65 1137 592 Adjusted Earnings1 ($MM) See slide #5 for definition of adjusted results. Also see the Wholesale segment discussion in the Business Segment Analysis section in the 2009, 2008, 2007, and 2006 Annual Reports, and see starting on p.5 of the Second Quarter 2010 Report to Shareholders for an explanation of how the Bank reports and a reconciliation of the Bank's non-GAAP measures to reported basis (GAAP) results for FY07-FY09 and see pages 146 to 147 of the 2009 Annual Report for a reconciliation for 10 years ending FY09. Return on Invested Capital is adjusted net income available to common shareholders divided by average invested capital. Invested capital is common shareholders' equity plus the cumulative after-tax amount of purchased intangible assets amortized as of the reporting date. ROIC for Q2 2010 is just for the quarter, not year-to-date. 25% 22% 28% 30% 2% ROIC2 29% 30%

Contents Canadian Economy and Financial System Other Information Overview Key Businesses Credit Portfolio TD Bank Financial Group

Gross Lending Portfolio: Loans and Acceptances Residential Mtgs/HELOC Other Personal Commercial Banking (incl. Small Business Banking) Residential Mtgs/Home Equity Other Personal Commercial Real Estate Commercial and Industrial Covered Loans Wholesale Other2 113.2 30.3 30.6 16.76565295 4.369230769 12.70125224 21.0332737 1.93059034 19.1 5.5 Balances Q2 2010 (C$B) Excluding Securitized Residential Mortgage/Home Equity Off-Balance Sheet of $61B. Other includes Wealth Management and Corporate Segment. Total Bank $255.5B Canadian P&C1 68% $174.1B U.S. P&C 22% $56.8B

Credit Quality (In %)1 GILs / Avg Loans + BAs Allowance for Credit Losses / GILs NCOs / Avg Loans + BAs 0.84 117.3 0.66 Cdn Peer Avg 1.66 76.4 0.60 U.S. Peer Avg 3.26 109.3 4.21 Well-positioned loan portfolio TD and Canadian Peers results are as of Q2/10. U.S. peers results are as of Q1/10. Canadian Peers include other big 4 banks (RY, BMO, BNS and CM). U.S. Peers include Money Center Banks (C, BAC, JPM) and Top 3 Super-Regional Banks (WFC, PNC, USB).

Contents Canadian Economy and Financial System Other Information Overview Key Businesses Credit Portfolio TD Bank Financial Group

Why Canadian Economy Outperforms One of the 10 most competitive economies1 Soundest banking system in the world1 Canadian economy outperformed over last decade Average annual real GDP growth of 2.7% from 1997 to 2009 Canadian economy beginning to show signs of recovery Strong Canadian housing market Cyclical pressure on Canadian real estate due to the financial crisis, not structural Canadian market improving since the second half of 2009 Unemployment rate remained below prior recessionary peaks Strongest fiscal position among G-7 industrialized countries Lowest projected deficits Lowest overall debt level Source: TD Economics. 1. The World Economic Forum, Global Competitiveness Report 2009-2010.

Solid Financial System in Canada Strong retail and commercial banks Conservative lending standards All major wholesale dealers owned by Canadian banks, with stable retail earnings base to absorb any wholesale write-offs Responsive government and central bank Proactive policies and programs to ensure adequate liquidity in the system Updated mortgage rules moderate the market and protect consumers Judicious regulatory system Principles-based regime, rather than rules-based One single regulator for all major banks Conservative capital rules, requirements above world standards Capital requirements based on risk-weighted assets The world's soundest banking system1 1. According to the World Economic Forum Global Competitiveness Report for 2009-2010.

Canada U.S. Product Conservative product offerings: Fixed or variable interest rate option Outstanding mortgages include earlier exotic products (interest only, options ARMs) Product New regulations on default insured mortgages implemented in April 2010 have moved the qualifying rate to a 5 year fixed rate on loans with variable rates or terms less than 5 years. Borrowers often qualified using discounted teaser rates ? payment shock on expiry (underwriting standards have since been tightened) Product 2% of the mortgage credit outstanding estimated to be non-prime 10% of mortgage credit outstanding estimated to be non-prime Underwriting Terms usually 5 years or less, renewable at maturity 30 year term most common Underwriting Amortization up to a maximum of 35 years (40 years no longer available since Oct. 2008) Amortization usually 30 years, can be up to 50 years Underwriting Mortgage insurance mandatory if LTV over 80%, covers full loan amount Mortgage insurance often used to cover portion of LTV over 80% Regulation and Taxation Mortgage interest not tax deductible Mortgage interest is tax deductible, creating an incentive to borrow Regulation and Taxation Lenders have recourse to both borrower and property in most provinces Lenders have limited recourse in most jurisdictions Sales Channel External broker channel originated up to 30% External broker channel originated up to 70% at peak, now less than 30% Source: DBRS "Comments on the Mortgage Markets in Canada and the United States" Sept 2007, Federal Trade Commission, TD data Canadian Mortgage Market is Different from the U.S.

Canadian Economy Canadian Strengths Canadian economy outperformed over last decade Canadian economy out of recession and global economic recovery will spur demand for commodities from emerging markets Average Annual Real GDP1 Growth, 1997 - 2009 Seasonally adjusted, chained figures used; Source: National Statistical Agencies/ Haver Analytics Seasonally adjusted annual rate, millions of chained 2002 Canadian dollars (figure is expressed in real terms, base year is 2002), Forecast by TD Economics as at June 2010; Source: Statistics Canada Canadian Real GDP Growth2 Canada U.S. UK Euro-area Japan GDP 2.69 2.51 2.14 1.69 0.52 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 GDP Growth 4.71 3.79 3.55 4.36 4.65 5.6 5.93 5.93 5.72 5.68 5.5 4.07 3.11 2.1 0.69 1.28 2.08 2.53 3.6 3.49 2.69 1.96 1.37 1.52 1.78 3.12 3.9 3.68 3.32 2.85 2.8 3.11 3.88 3.24 2.31 1.9 1.45 2.17 2.63 2.54 1.71 0.87 0.4 -0.88 -2.51 -3.18 -3.05 -1.1 2.21 3.97 4.52 3.87 2.88 2.35 2.21 2.26 Forecast

Canadian Economy Near Term Slowdown Commodity prices have corrected from record high levels, but have most likely bottomed out Canadian housing market correction not severe; U.S. real estate market is recovering Index of 18 Canadian resources commodity prices in USD; Source: TD Economics; Last actual 2009 Q4; Forecast as at June 2010 Source: Teranet-National Bank Index, S&P/Case-Shiller; last period plotted: Q4 2009 U.S. and Canadian Housing Prices2 TD Commodity Price Index1 Chart 5 - Commodity Prices 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 TDCI 87 85 80 77 76 86 96 100 108 119 130 152 147 125 103 89 93 108 108 121 150 139 134 141 156 167 168 182 187 197 239 265 225 229 229 226 235 257 245 271 306 364 326 205 164 175 185 212 229 218 215 224 229 232 239 251 TDCI ex.Energy 91 89 86 83 84 86 89 91 96 94 92 91 90 91 85 79 82 82 83 85 88 89 94 101 110 114 116 116 122 123 121 127 138 157 166 174 186 206 185 183 197 192 178 137 129 134 144 156 166 174 171 169 166 166 168 171 Chart 4 - Housing Prices 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 Canada 3.29 4.04 4.49 4.53 4.52 4.15 4.61 5.15 5.82 7.88 8.71 9.11 9.44 8.13 7.56 7.89 7.64 8.38 8.27 7.63 7.3 7.67 7.95 8.55 9.14 10.38 13.79 13.06 10.51 10.33 9.03 8.91 9.59 7.07 4.24 0.69 -4.07 -6.6 -3.43 2.79 U.S. 8.6 9.58 9.6 9.72 9.26 8.64 8.64 7.69 7.95 8.52 9.24 10.6 10.54 9.79 9.77 10.67 12.05 13.98 14.51 14.59 15.74 15.56 15.36 14.67 11.64 7.51 2.56 -0.27 -1.86 -3.56 -4.48 -8.39 -13.53 -14.72 -16.43 -18.23 -18.92 -14.69 -8.73 -2.48 Canadian Teranet House Price Index U.S. S&P/Case-Shiller House Price Index Forecast Overall TDCI TDCI Ex. Energy

Canadian Economy Long Term Support Unemployment rate has peaked and will remain below prior recessionary peaks Government finances in sound shape relative to other countries, and fiscal stimulus will provide boost to economy Forecast by TD Economics as at May 2010; Source: Statistics Canada Source: National statistical agencies and governments; forecasts by the Dept. of Finance, HM Treasury, and the OMB. Canadian Unemployment1 Canadian Federal Finances2 1970 1971 1972 1973 1974 1975 1976 1977 1978 1979 1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 Chart 6 - Unemployment Rate 4.9 5.8 6.2 6.1 6.2 6.3 6.1 6.1 6 6.1 6.4 6.5 5.9 5.4 5.4 5.5 5.2 5.2 5.3 5.7 6.7 6.8 7 7.1 6.9 6.9 7.2 7.4 7.7 7.9 8.2 8.4 8.4 8.5 8.5 8.2 8 7.6 7.1 7.2 7.6 7.7 7.5 7.2 7.4 7.2 7.5 8.4 8.9 10.4 12.2 12.9 12.6 12.5 11.8 11.2 11.3 11.5 11.4 11.3 10.9 10.8 10.5 10.4 10 9.7 9.6 9.5 9.5 9 8.6 8.1 7.9 7.7 7.9 7.6 7.5 7.7 7.4 7.5 7.6 7.6 8.1 9.2 10.1 10.3 10.4 10.4 10.6 11 11.5 11.7 11.1 11.6 11.5 11.3 11 10.7 10.1 Forecast 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 Canada 0.57 0.75 0.11 0.96 0.95 0.62 -0.4 -3.5 -3.1 -1.6 -1 -0.5 -0.1 U.S. -0.65 -1.67 -1.64 -1.39 -0.52 -0.56 -3.2 -9.9 -10.6 -8.3 -5.1 -4.2 -3.9 UK -1.5 -3.4 -3.6 -2.6 -1.9 -1.2 -3.4 -8.3 -8.4 -6.6 -5.2 -3.9 -2.8 Forecast Canada U.S. U.K.

Contents Canadian Economy and Financial System Other Information Overview Key Businesses Credit Portfolio TD Bank Financial Group

TD Bank Financial Group
Comparison to Global Banks

TD Bank Financial Group

Q2 2010[1] (U.S.$B)[2]	TD	SAN	BBVA	RBS	BNP	CBA
Total Assets	$571	$1,540	$747	$2,398	$3,175	$551
Total Deposits	$402	$724	$457	$991	$1,175	$327
Market Cap[3]	$60.7	$82.8	$39.6	$39.3	$68.7	$65.9
Tier 1 Capital Ratio	12.0%	10.3%	9.5%	13.7%	10.5%	9.1%
Avg. # of FTE	~67,500	~170,000	~104,000	~184,000	~173,000	~44,000

Solid position amongst global banks

1. Q2 2010 is defined as the period from February 1, 2010 to April 30, 2010 for TD. For comparison purposes, period ended March 31, 2010 for SAN, BBVA, RBS (except for FTE, which is as of December 31, 2009), and BNP for Tier 1 Ratio (all other metrics as of December 31, 2009). CBA reports on a semi-annual basis, so all metrics as of December 31, 2009.
2. All metrics are converted to U.S. dollars at the following exchange rates: 0.9950 USD/CAD (as at April 30, 2010 for TD); 1.3479 USD/EUR (as at March 31, 2010 for SAN and BBVA); 1.4406 USD/EUR (as at December 31, 2009 for BNP); 1.5148 USD/GBP (as at March 31, 2010 for RBS); and 0.8999 USD/AUD (as at December 31, 2009 for CBA).
3. As at May 27, 2010. TD market capitalization originally in USD, all other market capitalizations are converted to U.S. dollars at the following exchange rates as at May 27: 1.2255 USD/EUR; 1.4482 USD/GBP; and 0.8382 USD/AUD.

39

Credit Ratings As at May 27, 2010. Moody's: Issuer Rating, S&P: LT Foreign Issuer Credit, Fitch: LT Issuer Default Rating, DBRS: Senior Unsecured Debt. Strong credit ratings Moody's S&P Fitch DBRS Aaa AA- AA- AA Rating1

Managing Environmental, Social, Governance Risks & Opportunities

TD Bank Financial Group

- **One of the top 100 most sustainable companies in the world**[1]
  - For the second year in a row
  - One of only 5 companies in Canada
- **Recognized by sustainability indices**
  - Dow Jones Sustainability Index North America
  - Jantzi Social Index
  - KLD Global Sustainability Index, KLD Global Sustainability Index Ex-US, KLD North America Sustainability Index
- **Corporate governance**
  - Ranked top 1% globally for corporate governance leadership, third year in a row[2]
- **The environment**
  - First bank North American based bank to become carbon neutral (as of Feb.18th, 2010)
  - All of major businesses offer environmentally friendly products
  - TD became the first bank in Canada to finance renewables for retail and commercial through Ontario's Feed in Tariff Program
  - Responsible lending through Environment and Social Risk Credit Management Policy and Equator Principles
  - Adopted United Nations Principles for Responsible Investment
  - Named a Climate Disclosure Leader by the Conference Board of Canada and the Carbon Disclosure Project[3]
  - New environment Policy introduced
- **Employee and Diversity**
  - One of 50 Best Employers in Canada and one of Top 30 Green Employers[4]
  - Diversity Leadership Council, led by senior executives, embed diversity into business plans
- **Community**
  - Donated more than C$50 million in 2009 to not-for-profit groups in Canada and the U.S.
  - TD Friends of the Environment Foundation celebrates 20th Anniversary

For further information about Corporate Responsibility, please visit http://www.td.com/corporateresponsibility/

1. According to the Global 100 Most Sustainable Corporations in the World list for 2009 and 2010.
2. According to GovernanceMetrics International, for 2007, 2008, and 2009.
3. For 2009.
4. According to Hewitt's 50 Best Employers in Canada for 2008 and 2009, and Hewitt's "Green 30" in Canada for 2010.

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Investor Relations Contacts Phone: 416-308-9030 or 1-866-486-4826 Email: tdir@td.com Website: www.td.com/investor Best Investor Relations by Sector: Financial Services Best Retail Investor Communications

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK, AMERICA’S MOST CONVENIENT BANK AND THE TORONTO-DOMINION BANK ON JUNE 4, 2010
Daily News Brief
June 4, 2010
Compiled by Brittany Roberge, Corporate and Public Affairs
TD BANK NEWS
1.	TD Bank Financial Reaches Deal for Stock Offering

- Philadelphia Business Journal [Article also appears in The Business Review (NY).]
TD Bank Financial Group said Thursday that it will sell $250 million Canadian worth of stock. The Toronto-based parent to TD Bank said it has reached an agreement with a syndicate of underwriters led by TD Securities Inc. for an issue of 3.5 million common shares.
2.	Bank Promises Hires, Increased Lending, Extended Hours

- Hometown News (FL)
Once it completes its integration of the 58 Riverside National Bank of Florida branches it purchased in April, TD Bank is set to add nearly 60 managerial jobs, introduce credit products and extend its hours to be open seven days a week by September. [TD Bank’s Kevin Gillen is quoted.]
3. TD Bank’s 2010 Summer Reading Challenge For Kids — Examiner.com
Educators and parents know that it is important for children to read throughout the summer, but it is not always easy to convince them to. TD Bank is trying to make it easier by challenging children throughout New Hampshire by paying them to read 10 books.
4.	State Street Corridor Project Spurs Millions In Development

- The Republican (MA)
By the end of June, 281 State St. will be open again for business with offices on the upper floors and a cafe and newsstand downstairs. [TD Bank is mentioned.]
5.	Big Donation Will Let All Philadelphia Pools Open — Philadelphia Inquirer
With a six-figure donation from First Niagara Bank, the city has reached its goal of opening all of its pools this summer. Officials of First Niagara, which is based in Upstate New York and recently opened branches in the Philadelphia region, presented the city with a $400,000 check Thursday at a confetti-filled news conference at Sacks Pool in the 400 block of Washington Avenue in South Philadelphia. [TD Bank is mentioned.]
6.	Wachovia Closing Old City Branch — Philadelphia Business Journal
Wachovia Bank will be closing its branch at the northeast corner of 5th and Market streets later this month and consolidating the deposits into another site at 601 Chestnut St. It seems odd that Wachovia would shutter a branch in a high traffic area that also happens to be on the ground floor of a building which it completely occupies with back-office operations. [TD Bank is mentioned.]
7.	Bank’s Impact On Five-Corner Traffic Still A Question

- Times Beacon Record (NY)
The new TD Bank has been in swing at the corner of Waterside Avenue and Fort Salonga Road since May 22 and, while several modifications aim to ease crossing for pedestrians, time will tell how the bank’s presence will impact vehicular traffic on the busy and often difficult-to-navigate intersection at Northport’s easternmost gateway.
8.	Would Washington Let J.P. Morgan, Citi, BofA or Wells Fargo Fail?

- Wall Street Journal
Will the government ever let Citigroup, Bank of America, J.P. Morgan or Wells Fargo fail? Allowing for failure is one of the main points of the financial reform bills currently being reconciled in Congress. [TD Bank mentioned in link below.]
9.	Job Hopes Rise On Flurry Of Economic Reports

Associated Press [Article also ran in BusnessWeek, Forbes, ABCNews.com, CBSNews.com, NPR, WSLS-TV (VA), WRIC-TV (VA) ]
A handful of economic reports released Thursday raised hopes for an improving job market with fewer layoffs and more hiring. Productivity slowed more than initially estimated in the first quarter of the year, a sign that employers are struggling to squeeze more work out of leaner staffs. [TD Economist James Marple is quoted.]
10.	Financial Literacy Program Targets Elementary Students

- WCAX-TV (VT) [Similar article appeared in WVNY-TV (VT)]
A new statewide program designed to highlight the importance of reading and teaching children basic money management skills was kicked off Thursday in Burlington. [TD Bank is mentioned.
INDUSTRY NEWS
1.	Global Bank Pact Advances — Wall Street Journal
International regulators are moving closer to an agreement that would require large multinational banks to raise vast sums to cushion any future losses. But in a concession to the banking industry and some governments, the rules are likely to take effect later than expected, according to people familiar with the matter.
2.	Metro Bank Laying Off 14 Employees — Associated Press [Article appeared in BusinessWeek.]
The owner of Metro Bank is laying off employees. Metro Bancorp Inc. spokesman Jason Kirsch said Wednesday that the bank is eliminating 14 back office jobs at its headquarters operations center in suburban Harrisburg.
3.	Bernanke Reaffirms Goal of Boosting Small-Business Lending

- American Banker
Federal Reserve Board Chairman Ben Bernanke said Thursday that the central bank remains committed to expanding the flow of credit to small businesses, saying it has retrained its examiners to ensure they are not part of the problem.
TD BANK NEWS
1.	TD Bank Financial Reaches Deal for Stock Offering

By Jeff Blumenthal
June 3, 2010 — Philadelphia Business Journal [Article also appears in The Business Review (NY).]
TD Bank Financial Group said Thursday that it will sell $250 million Canadian worth of stock.
The Toronto-based parent to TD Bank said it has reached an agreement with a syndicate of underwriters led by TD Securities Inc. for an issue of 3.5 million common shares.
On May 17, TD Bank Financial said it intended to issue about $250 million Canadian worth of stock prior to the closing of the acquisition of The South Financial Group for prudent capital management. The South Financial deal is expected to close June 15 and TD said the proceeds will be used for “general corporate purposes.”
TD Bank Financial (NYSE:TD) agreed to buy struggling South Financial for $61 million in cash or stock. TD said it would pay another $130.6 million in cash to the U.S. Department of Treasury to buy $347 million of South Financial preferred stock.
After the merger is completed, South Financial, which operates as Carolina First Bank in the Carolinas and Mercantile Bank in Florida, will merge into TD Bank Financial’s U.S. banking subsidiary, TD Bank, and be absorbed into its operating platform in 2011. Its network of 176 stores includes Florida, South Carolina and North Carolina.
In Florida, TD acquired assets and liabilities from Riverside National Bank of Florida of Fort Pierce, First Federal Bank of North Florida of Palatka and AmericanFirst Bank of Clermont from the FDIC.
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2.	Bank Promises Hires, Increased Lending, Extended Hours

By Samantha Joseph
June 4, 2010 — Hometown News (FL)
Once it completes its integration of the 58 Riverside National Bank of Florida branches it purchased in April, TD Bank is set to add nearly 60 managerial jobs, introduce credit products and extend its hours to be open seven days a week by September.
The move reflects the company’s strategy, which approaches banking as a retail business. As in retail, it refers to its branches as stores, for instance, and tailors its hours, products and services to meet customer expectations.

By the end of September, the financial institution that markets itself as “America’s most convenient bank” promises seven-day access to local customers, including full service on weekends.
“I could never understand why Saturday happens to be the shortest service day in the banking industry,” said Kevin Gillen, TD Bank’s regional president for Florida and the metro Washington, D.C. area.
By the time the company finishes integrating the two businesses, customers will notice a slew of new benefits, including holiday service, branches that remain open later than the competition — up to 8 p.m. in some locations — and deposits that post the same day if made by closing time, officials said.
“The communities will be very happy to see some of the things that might be introduced on the customer side,” Mr. Gillen said.
One of its first changes will involve adding 58 assistant managers to the former Riverside locations, instead of continuing to have branch managers handle internal sales, operations and business development.
The idea is the additional staff will free managers to meet with customers and community partners to constantly network with clients and gain feedback to improve service.
The bank also plans to maintain all 58 Riverside branches, with no closures planned, Mr. Gillen said.
In fact, TD officials say they intend to strengthen the company’s Florida presence.
TD Bank, a subsidiary of Toronto, Canada-based TD Bank Financial Group, also purchased Palatka-based FirstFederal Bank of North Florida, which has eight branch offices, in April and has reached an agreement to acquire South Financial Group of Greenville, S.C., which operates 66 branches of Mercantile Bank in Florida. TD Bank also bought American First Bank, based in Clermont, with three branches.
With the recent Florida acquisitions, TD Bank currently has 1,100 bank branches in the U.S. If the agreement with South Financial Group is approved by stockholders and federal regulators, TD will add another 176 branches.
TD Bank has $152 billion in assets, and its conservative money management strategy has won it praise and high rankings in “Bloomberg,” “Euro Money,” “Global Finance” and “Barron’s” magazines.
Officials say they plan to bring that strong standing to local communities, offering financial products, such as commercial mortgages, cash management, equipment leasing and working capital lines of credit, which Riverside Bank had been unable to provide.
“Riverside hadn’t been able to lend any money in quite a number of years,” Mr. Gillen said.
They said TD Bank will seek to grow its credit business in former Riverside markets. Its plan includes offering government banking, targeting municipalities, school boards, counties, fire departments, libraries and utilities authorities, among others.

Healthcare and educational lending are high on its institutional target markets, and the bank intends to expand its staff, adding about 20 health care lenders, commercial credit analysts, portfolio managers, middle- market lenders and government bankers.
“We are severely understaffed on the lending side.” Mr. Gillen said. “We are going to hire aggressively to go after that entire sector.”
TD Bank acquired Riverside Bank, which was founded in St. Lucie County in 1982, in April.
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3.	TD Bank’s 2010 Summer Reading Challenge For Kids

By Tammy Andrew
May 28, 2010 — Examiner.com
Educators and parents know that it is important for children to read throughout the summer, but it is not always easy to convince them to. TD Bank is trying to make it easier by challenging children throughout New Hampshire by paying them to read 10 books.
The challenge is simple: read 10 books between now and September 30, have a parent or guardian sign the official form listing which 10 books are read, and take it to a local TD Bank branch. Then TD Bank will deposit $10 into the child’s savings account (including opening a new account if needed).
The TD Bank summer reading challenge is only open to children 18 or younger, and each child may complete the challenge only once each summer.
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4.	State Street Corridor Project Spurs Millions In Development

By Jim Kinney
June 03, 2010 — The Republican (MA)
SPRINGFIELD — By the end of June, 281 State St. will be open again for business with offices on the upper floors and a cafe and newsstand downstairs.
Once a mansion, the century-old building has been medical offices but had been vacant for a decade and was in rough shape when the Western Massachusetts Development Collaborative bought the property, said Donald A. Mitchell, executive director for the nonprofit development corporation.
He said the $650,000 project could not have moved forward without the new $70-million federal court house that opened in October 2008 across State Street and the $17-million refurbishment of State Street itself that will be done this month.
“Without that you wouldn’t have the foot traffic in the neighborhood,” Mitchell said. “You wouldn’t have the customers. With the cafe especially, we are looking to fill a niche. There is no place on lower State Street where you can come in and get a cup of coffee, maybe sit down and meet with someone.”

The physical reconstruction of State Street from St. Michael’s Cemetery west to the Connecticut River cost $17 million, $14 million in federal money and $3 million from the state.
Throw in the work on underground cables and pipes completed by utilities when the street was open and the project cost an additional $8 million for total of $25 million.
That doesn’t count the $70 million courthouse project or the $1.96 million rehabilitation of the Roosevelt Avenue Bridge on the eastern end of State Street. That project is expected to be completed by May 2011, according to the state Department of Transportation.
U.S. District Judge Michael A. Ponsor said the federal government tries to place new courthouses in urban areas where they can bring increased business activity. Having the courthouse on a rebuilt street is an enormous bonus.
“It’s just a lot prettier, for lack of a better word,” Ponsor said in a phone interview. “It just looks a lot nicer Springfield is a remarkable city with an extraordinary history.”
There are other projects in progress. In late May, TD Bank announced that it will invest $250,000 in improvements to the bank’s plaza at 958 State Street. The work will include improvements to the facade, the parking lot and the heating and air-conditioning systems.
There is also the new $110-million state data center planned for the former Technical High School building on Elliot Street.
John T. Short Jr., vice president for institutional advancement at American International College said. “You have to work harder to let people know about the good things that are going on. It’s not just us, think of MassMutual.”
AIC is proposing a $13 million rehabilitation project for the long-vacant Mason Square firehouse and an adjacent Indian Motocycle Apartments Building and parking lot.
Short said the college is also looking to acquire more property further east on State Street in a district characterized by defunct used-car lots and barbed-wire fences. The college’s athletic fields are a block north but hidden from view.
“We are looking at trying to acquire some of those properties and to clean up the area, initially to clean or demolish,” Short said. “Then at some point look at building it back up.”
A more immediate project will be the reuse of the soon-to-be vacated Springfield School Department building at 195 State St.
Maureen C. Hayes, an economic-development consultant to the city working with the State Street Alliance, said the city should issue a formal request for proposals on that project late this summer. The idea is to transform the building into market-rate apartments of condominiums aimed at middle-class residents.
“It’s what you need to do to have a presence on the street after 5 p.m. once all the offices close,” said Nicholas A. Fyntrilakis, assistant vice president of community responsibility for MassMutual Financial Group which is headquartered on State Street.

He pointed to the Classical Condominiums and Stockbridge Court as examples of market-rate urban living in Springfield.
Another priority for the State Street neighborhood is somehow attracting a full-service supermarket.
Brian M. Connors, the city’s deputy director of development, said the people who do live in the neighborhood now are stuck either relying on convenience stores or heading to Memorial Avenue in West Springfield, Liberty Heights or Boston Road. They would like to see a supermarket located nearby.
One challenge in bringing such a store to State Street is the lack of a plot of land with a single owner that is big enough. One possibility is a parking lot at State and Oak streets that’s a little larger than seven acres. Supermarkets typically put 55,000 -square-foot stores on 10- to 15-acre plots, Connors said.
Hayes said the federal government is working on incentives to bring supermarkets with fresh fruit and vegetables into inner-city areas as part of a wider push to improve nutrition in urban neighborhoods.
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5.	Big Donation Will Let All Philadelphia Pools Open

By Kia Gregory
June 4, 2010 — Philadelphia Inquirer [Similar article appeared at nbcphiladelphia.com]
With a six-figure donation from First Niagara Bank, the city has reached its goal of opening all of its pools this summer.
Officials of First Niagara, which is based in Upstate New York and recently opened branches in the Philadelphia region, presented the city with a $400,000 check Thursday at a confetti-filled news conference at Sacks Pool in the 400 block of Washington Avenue in South Philadelphia.
It was the largest donation the city had received toward its Splash and Summer Fund, a fund-raising campaign launched last year to keep more pools open.
“Keeping our swimming pools open during the summer is important to maintaining a strong sense of community in which friends and neighbors can connect,” Mayor Nutter said. “First Niagara Bank’s generosity . . . is another great example of the positive impact that public and private partnerships have on providing safe and enjoyable activities for all of our residents.”
In addition to supplying a haven from the heat and a form of exercise for youths, city pools produce about 800 seasonal jobs.
Last summer, due to a budget gap, the city closed 27 of its 72 outdoor pools, leaving residents in some neighborhoods to complain why some pools were allowed to open while others remained shut.

This summer, the city needed $600,000 to open every pool, the amount of the shortfall in the aquatics department’s $1.7 million budget. Many neighborhood groups started fund-raising to help reach that goal.
Through community-organized efforts such as a three-on-three men’s basketball tournament, a talent show, and cow-chip bingo, plus donations from big companies, the city was halfway — $300,000 — toward its target. First Niagara put the city over the top.
“When the bank was made aware of the budget realities facing the city’s pool initiative, we jumped at the chance” to help, said John R. Koelmel, First Niagara’s president and chief executive officer.
The additional money will be carried over to next year’s pool budget, Parks and Recreation Department spokesman Alain Joinville said.
Other private donations include $37,000 from the Lombard Swim Club, $34,000 from Shire Pharmaceuticals, $34,000 from the Philadelphia Parking Authority, $30,000 from TD Bank, $12,000 from Modell’s Sporting Goods, and $10,000 from Temple University.
First Niagara will also give $250,000 in grants so that 35 YMCA branches across eastern Pennsylvania — the bank’s largest regional market — can offer free swimming lessons.
City pools are scheduled to begin opening June 18.
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6.	Wachovia Closing Old City Branch

By Jeff Blumenthal
June 3, 2010 — Philadelphia Business Journal
Wachovia Bank will be closing its branch at the northeast corner of 5th and Market streets later this month and consolidating the deposits into another site at 601 Chestnut St. It seems odd that Wachovia would shutter a branch in a high traffic area that also happens to be on the ground floor of a building which it completely occupies with back-office operations.
But the mystery ends with one look at the low level of deposits in the branch— $39.7 million, well below Wachovia’s local average, which exceeds $100 million, according to Federal Deposit Insurance Corp. data as of June 30, 2009. The 601 Chestnut site has $8.7 billion in deposits, which means that it most likely is home to corporate deposits.
When looking at all the bank branches in Old City, there are seven different banks with a total of 10 branches. Aside from the 601 Chestnut Wachovia site and Beneficial Bank’s headquarters site at 503 Walnut St., none exceed $100 million in deposits and most are significantly below that figure. Three of the region’s six biggest depositors — TD Bank, Bank of America and Sovereign Bank— don’t even have Old City locations.
So it brings the question, is Old City a good place for retail banking? On the surface, it would seem so with the mix of businesses and their employees, residents and tourists all needing bank services.

TD, which is second in local retail market share behind only Wachovia (soon to be Wells Fargo), seems to think there is an opening in Old City. It is scouting Market Street locations between 3rd and 5th streets, according to Ronald Matthew, TD’s Greater Philadelphia market president.
“We think it’s a really good market with sizable deposits and with our reputation as a top retail bank, we can take market share,” Matthew said. “We know for us to be a player in that area, we need to have a greater presence.”
TD largely inherited its local footprint through its acquisition of Commerce Bank, which focused more on branching in the suburbs than the city. It has a location at 2nd and Lombard in Society Hill and another near Thomas Jefferson Hospital but had not entered Old City.
The competition will largely come from Wachovia, Citizens Bank and PNC Bank— each of which has two Old City branches. Beneficial and three other community banks also have locations.
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7.	Bank’s Impact On Five-Corner Traffic Still A Question

By Arlene Gross
June 03, 2010 — Times Beacon Record (NY)
The new TD Bank has been in swing at the corner of Waterside Avenue and Fort Salonga Road since May 22 and, while several modifications aim to ease crossing for pedestrians, time will tell how the bank’s presence will impact vehicular traffic on the busy and often difficult-to-navigate intersection at Northport’s easternmost gateway.
“It’s an intersection that is troublesome because it’s five roads,” village Planning Board Chairman Rich Boziwick said. “Any five-corner intersection is usually a little more problematic than not.”
Despite the number of roads connecting there, Boziwick said there is not an inordinate amount of traffic accidents there.
But traffic studies are only hypothetical.
For Lois O’Hara, a member of the Northport Village Residents Association, making a left turn from Main Street onto Fort Salonga Road is treacherous. With no traffic light to regulate turns onto that corner, drivers are left to fend for themselves as traffic comes in a steady stream off
Waterside Avenue and Vernon Valley Road and down Route 25A.
“Personally, I would think it wouldn’t be a bad idea to have some kind of an easement so anybody wanting to do that doesn’t have to take their life in their hands,” O’Hara said.
Mimi Kail, another NVRA member, said she has avoided leaving Northport from Main Street onto Fort Salonga Road.

“It’s a tricky intersection anyway,” Kail said. “I avoid it when I can. That’s an old habit, not necessarily anything to do with the TD Bank situation. I would imagine the visibility hasn’t been improved by that development.”
A left-turn signal might make sense to Kail. “Anything that takes complications out of the intersection or makes it safer, that would seem like a good idea,” she said.
But while TD Bank has made several modifications that could improve road crossings for people on foot, there are no imminent plans for a left-turn arrow.
The bank branch abuts the Route 25A state road, so it had to submit, as part of its site plan, a traffic plan to the state Department of Transportation, Boziwick said. The bank in this case did not request access to 25A, DOT spokeswoman Eileen Peters said, and the site plan included no alterations that would affect traffic through the intersection other than repairing the walk and don’t walk signs on the corner, Boziwick said.
Work outlined in the traffic plan was simply to modify the sidewalk and sidewalk ramps and add pedestrian crossing countdown signals at the corner.
Peters said her agency sends out engineers for a final inspection to observe areas within its purview. Before issuing a permit, the DOT requires a bond to cover the cost of alterations, in the event that the applicant defaults on their promise. “There’s no set amount of time but there’s always a recourse to protect the public,” she said, “and we wouldn’t release that bond until such time that we’re pleased that the modifications that were made meet our requirements.”
Boziwick said, “Once we have approval from the DOT, we’re OK with that. ... They are the experts on traffic; they basically take precedence on a road application like that. We would then review the entire package and it includes the DOT study.”
If problems or accidents occur, the Planning Board will take another look at the intersection.
“Until the real thing — when the bank has been completed and it’s been in use now for a number of months — then you’ll get a realistic view of what the traffic patterns are. [Then] you take a look at it. And I would think that the bank, the DOT, the Suffolk County police, Northport police — if they found out it is ill-designed or needs improvement, then they would approach it that way.”
He added, “I don’t think they’re going to do anything until there’s a bit of a track record or benchmark of what the traffic patterns will be like over the bank.”
Even if DOT engineers find no problems with the intersection, anyone with concerns should contact the department, Peters said. “If in fact, the community is concerned about the safety and is requesting a left-turn arrow,” she said, “then they should by all means write to us as soon as possible so that we could look at that specifically.”
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8.	Would Washington Let J.P. Morgan, Citi, BofA or Wells Fargo Fail?

By Stephen Grocer
June 3, 2010 — Wall Street Journal

Will the government ever let Citigroup, Bank of America, J.P. Morgan or Wells Fargo fail?
Allowing for failure is one of the main points of the financial reform bills currently being reconciled in Congress. Few disagree that the nation needs to create an orderly process to unwind large financial institutions, so never again will it be forced to bailout failed institutions.
All that makes sense, until you look at the numbers. And they are startling.
The financial crisis has only served to expand the size and power of the four largest financial institutions. It may make good policy — and good politics — to say that the U.S. would never stand behind one of those banks in the event of trouble.
But when looking at their sheer size it’s still hard to believe the government would stand idly by.
Citi, BofA, J.P. Morgan and Wells Fargo now control $7.7 trillion in assets and $3.2 trillion in deposits as of March 30. To put that in perspective: The $7.7 trillion in assets is almost double the combined assets of the next 46 biggest banks and 37% more in deposits.
More importantly, those four banks control more assets today than they did in December 2007, when Deal Journal first wrote about “too big to fail.” Back then J.P. Morgan, Citigroup, BofA and Wells held $4.95 trillion in assets.
Below is a list of the biggest banks, compiled with fresh data from SNL Financial:
http://blogs.wsj.com/deals/2010/06/03/would-washington-let-jp-morgan-citi-bofa-or-wells-fail/
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9.	Job Hopes Rise On Flurry Of Economic Reports

June 3, 2010 — Associated Press [Article also ran in BusnessWeek, Forbes, ABCNews.com, CBSNews.com, NPR, WSLS-TV (VA), WRIC-TV (VA) ]
A handful of economic reports released Thursday raised hopes for an improving job market with fewer layoffs and more hiring.
Productivity slowed more than initially estimated in the first quarter of the year, a sign that employers are struggling to squeeze more work out of leaner staffs. The lower figure was expected after the government last week revised its growth estimate for the first quarter.
The number of people filing first-time jobless claims dipped for the second consecutive week but remains elevated for the year.
And an index that tracks activity in the U.S. service sector showed job growth in May — the first time in 28 months.

Economists anticipate Friday’s employment report will show that 513,000 jobs were added in May. Still, many are approaching the report with caution, noting that a majority of those jobs are expected to be temporary census work.
They say layoffs will continue to trickle down and companies will gradually increase hiring.
“While we will see a period of job growth, it is going to take a long time to get back the jobs we lost,” said Mark Zandi, chief economist at Moody’s Analytics. Zandi said. He expects it will take until 2013 for the economy to create enough jobs to recoup the 8 million jobs lost during the downturn.
Jennifer Lee, an economist at BMO Capital Markets, said: “The jobs data so far this morning haven’t screamed strength, but they continue to set an encouraging tone.”
Adding to the picture of a slow recovery were reports Thursday showing modest increases in factory orders and retail sales.
Orders to U.S. factories climbed in April, pulled up by a surge in demand for commercial aircraft, the Commerce Department said. But the overall increase was smaller than the uptick in March orders. And when excluding transportation, orders actually fell in April 0.5 percent — the poorest showing in 13 months.
Americans spent with caution in May after a tepid April, according to the International Council of Shopping Center index released Thursday. Cool weather and a quirk in the calendar — a late Memorial Day weekend — dampened May spending. But analysts also cited high unemployment, stock market jitters and the dwindling of government-funded rebates on energy-efficient appliances.
Hiring may pick up if businesses find they’ve reached the limits on wringing work out of thinner ranks.
Productivity advanced at an annual rate of 2.8 percent in the January-March period, the Labor Department said Thursday. That is the slowest pace in a year and lower than the 3.6 percent rate the government initially reported last month. Labor costs declined, although slower than initially estimated.
The downward revision in productivity reflected the government’s revised estimate of total output as measured by the gross domestic product. GDP was revised to show the economy growing at a 3 percent rate in the first quarter, down from an initial estimate of 3.2 percent.
Less output translated into slower productivity growth, which is a measure of the amount of output per hour of work.
A separate Labor report Thursday showed layoffs fell for a second straight week. They dipped by 10,000 to 453,000 last week. Still, the declines come after a sharp increase three weeks ago and claims remain at elevated levels.
Jobless claims are closely watched by economists because they are considered a gauge of layoffs and a measure of companies’ willingness to hire new workers.
After falling steadily in the second half of last year, claims have leveled off and are now only slightly below the level they were at the beginning of this year. That’s raised concerns among some economists that hiring is still sluggish.

The four-week average, which smooths volatility, rose for the third straight week to 459,000. That’s down by only 8,000 from its level in mid-January.
More hiring is happening in the service sector, which accounts for 80 percent of U.S. jobs excluding farmworkers.
The Institute for Supply Management, a trade group of purchasing executives, said Thursday that the service sector grew for the fifth consecutive month. And the group said its jobs measure increased, reversing 28 months of contraction.
Employers “are now starting to feel a bit more confidence as far as bringing back some jobs,” said Anthony Nieves, a Hilton Worldwide executive who serves as chairman of ISM’s non-manufacturing business survey committee.
The service sector has lagged behind the much smaller manufacturing sector in the recovery. Some economists said the level of growth last month wasn’t fast enough to help the sector catch up.
“This report was somewhat disappointing in that while continuing to show expansion, there is little upward momentum” in the economy apart from manufacturing, wrote James Marple, senior U.S. economist with TD Bank.
Analysts are hoping that hiring will show stronger gains in coming months. That will provide a boost to household incomes and keep consumer spending growing at a healthy pace. Consumer spending is critical for a sustained economic recovery because it accounts for 70 percent of total economic activity.
Incomes took a battering during the recession. The report on productivity showed that unit labor costs fell at an annual rate of 1.3 percent in the first three months of the year, representing the fourth quarterly drop out of the past five quarters.
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10.	Financial Literacy Program Targets Elementary Students

By Judy Simpson
June 3, 2010 — WCAX-TV (VT) [Similar article appeared in WVNY-TV (VT)]
A new statewide program designed to highlight the importance of reading and teaching children basic money management skills was kicked off Thursday in Burlington.
State Treasurer Jeb Spaulding was talking money with students at the C.P. Smith School in Burlington. Spaulding is promoting a new financial literacy program for Vermont elementary schools. So far 46 have volunteered to participate.
“This initiative, Reading is an Investment, is targeted to elementary students to help them read books that will teach them some important financial information and skills. It is to provide resources to elementary schools around the State of Vermont,” Spaulding said.
The program will increase school book collections in personal finance. Each participating school gets two or three new books each fall. It give teachers and librarians related lesson plans and activities. The students are also encouraged to participate in their own financial literacy program — the incentive — money. Kids keep track of the books they read, fill out a log and send it to the treasurers office. Ten students statewide will receive a $250 dollar college savings account. The program is co-sponsored by TD Bank, the Vermont Student Assistance Corporation and the Vermont Humanities Council.
And it seems already the lessons are sinking in. “Save it and save up for something that is really, really important, or something that you want and that you have been saving for a while,” said Eleanor Weisman-Rowell, a student at C.P. Smith School.
“Your future is unlimited but there are many important decisions you are going to have to make and how you manage your money is going to have a lot to do with what kind of opportunities you have the in the future,” Spaulding said.
It is a lesson Spaulding hopes the kids will share with their parents, when they get home.
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INDUSTRY NEWS
1.	Global Bank Pact Advances

Regulators Discuss Bigger Cushion for Losses, but a Delayed Start to ‘Basel’ Rules
By David Enrich and Damian Paletta
June 4, 2010 — Wall Street Journal
International regulators are moving closer to an agreement that would require large multinational banks to raise vast sums to cushion any future losses. But in a concession to the banking industry and some governments, the rules are likely to take effect later than expected, according to people familiar with the matter.
In the aftermath of the worst banking crisis since the Great Depression, regulators and finance ministers from more than 20 nations are racing to hammer out by year end the new rules concerning bank capital and liquidity. The overhaul is expected to be a focal point of this weekend’s Group of 20 meetings in South Korea. It is also expected to gain momentum at a meeting of the Basel Committee on Banking Supervision.
The talks remain fluid, and some U.S. officials are nervous that nationalistic turf battles could threaten a final deal, say people familiar with the process.
The proposed rules are part of the Basel Accord, which was initially set up in the late 1980s to create uniform capital standards for banks around the world. The rules have since been updated multiple times. But major flaws in its approach were exposed by the global financial crisis in 2008. The goal of the new rules is to foster a more-conservative banking system less vulnerable to crisis.
Industry and government officials believe the changes will have greater implications for banks and the global economy than the U.S. regulatory changes emerging in Washington. Initially, the changes were widely expected to kick in at the end of 2012.
But a consensus is emerging for a gradual implementation that could stretch several years beyond 2012, say U.S. and European officials familiar with the talks. Banks and some governments — notably Japan, Germany and France — have pushed for a slowdown, arguing that the current deadline could lead to multi-trillion-dollar funding shortfalls at a time when much of the banking sector will likely still be fragile.
Other crucial details remain unresolved, including disputes over the types of funds that banks will be allowed to count toward toughened capital and liquidity requirements.
Bank executives, sometimes with backing from their governments, have been waging an intense lobbying campaign to water down parts of the Basel proposals, known for the Swiss city in which the accords traditionally have been negotiated. Specific targets: provisions that narrowly define acceptable forms of liquidity. Even if the changes are relaxed, though, analysts project that the rules could crimp banking-industry profits by a double-digit percentage.
The banks have been trying to use their central role in supporting economies to urge regulators to back off. They are arguing that the new capital and liquidity requirements are so onerous that they will force institutions to curtail already-sparse lending, which could imperil fragile economic recoveries world-wide. They have also insisted that they need more time to adjust to new rules.
“In combination, the proposals will inevitably reduce credit availability, increase the cost of borrowing and lead to slower economic growth,” warned an April 16 letter from Bank of America Corp.’s treasurer to the Basel committee.
The letter by the largest U.S. bank in assets called the proposed two-year implementation time frame “too brief given the current state of the economy and the magnitude of the effort.”
As part of the rule-making process, the banks conducted studies this spring to gauge the likely impact of the proposals on their capital and liquidity levels.
The data show that banks world-wide would face huge capital and liquidity shortfalls under the proposals, according to government and industry officials briefed on the results.
In Europe, bank executives say there is likely to be a gap of more than 1 trillion euros ($1.2 trillion) between banks’ current capital and liquidity buffers and what would be required under the Basel proposals.
In comparison, stress tests ordered by the U.S. government last year resulted in 10 of the nation’s biggest banks being told to raise a combined $74.6 billion in capital to cushion themselves.
In discussions with banks, some government officials, particularly from the U.S. and the U.K., have expressed skepticism about the findings, arguing that the banks have an incentive to be overly gloomy.
Nonetheless, officials believe that the capital and liquidity holes might be too deep for banks to quickly fill, according to the people familiar with the matter.
Those convictions have hardened over the past month, as risk-averse investors fled European banks due to jitters about the escalating sovereign-debt crisis.

Even without the new rules, European banks face the challenge of renewing roughly 800 billion euros in debt that is set to mature by the end of 2012, according to the European Central Bank.
As a result, a broadening consensus has emerged among several countries that the rules should take effect slowly. The Basel committee said in December there would be a phase-in period “to ensure a smooth transition to the new standards,” but it didn’t specify the length of that period.
France, Germany and Japan have pushed for as much as a 10-year window before the rules go fully into effect.
U.S. and U.K. officials recently have indicated that they would support a gradual timeframe, according to people familiar with the matter.
“I’m perfectly comfortable with us negotiating a reasonable transition period to help make people more comfortable that they can live with those new standards,” U.S. Treasury Secretary Timothy Geithner said Wednesday afternoon in Washington, before leaving for the G-20 meeting.
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2.	Metro Bank Laying Off 14 Employees

June 2, 2010 — Associated Press [Article appeared in BusinessWeek.]
HARRISBURG, Pa. (AP) — The owner of Metro Bank is laying off employees.
Metro Bancorp Inc. spokesman Jason Kirsch said Wednesday that the bank is eliminating 14 back office jobs at its headquarters operations center in suburban Harrisburg.
He says the job cuts are necessary to ensure the bank is operating efficiently. The company employs about 1,000.
Metro Bank has about 30 locations in southcentral Pennsylvania.
The bank agreed in late April to settle regulators’ concerns over “unsafe or unsound banking processes.”
It has promised to analyze whether compensation for directors and senior executive officers is appropriate and to develop a system to comply with laws designed to combat money laundering.
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3.	Bernanke Reaffirms Goal of Boosting Small-Business Lending

By Donna Borak
June 4, 2010 — American Banker

WASHINGTON — Federal Reserve Board Chairman Ben Bernanke said Thursday that the central bank remains committed to expanding the flow of credit to small businesses, saying it has retrained its examiners to ensure they are not part of the problem.
In a speech in Detroit, Bernanke said a key issue remains whether the recent falloff in lending is the result of weaker demand by creditworthy borrowers or if lending standards have become too strict. Bankers have complained that examiners from all four banking regulators are overly tough, and are partly to blame for the credit crunch.
But Bernanke said the central bank has spent time with its examiners to ensure that is not taking place.
“We have also conducted extensive training programs for our bank examiners, with the message that encouraging lending to small businesses that are well positioned to repay is positive, not negative, for the safety and soundness of our banking system,” he said.
Lending to small business has declined during the financial crisis. Outstanding loans to small businesses dropped from almost $700 billion in the second quarter of 2008 to roughly $660 billion in the first quarter of 2010, Bernanke said.
He said the Fed is focused on trying to reverse that trend, saying the Talf program and other measures have been helpful.
“We helped in bringing capital from the securities markets to small business through the Term Asset-Backed Securities Loan Facility,” Bernanke said. “Our bank stress tests of a year ago also drew private capital to the banking system, which helped offset credit losses and provided the basis for increased lending.”
Bernanke acknowledged that some borrowers may feel frustrated when they do not get a loan, but that the bank may view the economic situation as too risky to fund that business.
“Some potential borrowers have been turned down because lending terms and conditions remain tighter than before the financial crisis, perhaps reflecting banks’ concerns about the effects of the recession on borrowers’ economic prospects and balance sheets,” he said. “From the borrower’s point of view, particularly a borrower who has been able to obtain loans in the past, these changes may feel like a reduction in the supply of credit. From the lender’s point of view, the problem appears to be a lack of demand from creditworthy borrowers.”
Bernanke said that the “collective challenge is to help ensure that creditworthy borrowers have access to credit so that, should they choose, they can expand their businesses or increase payrolls, helping our economy to recover.”
Bernanke said lending standards appear to be stabilizing, citing the most recent senior loan officer survey, which said most banks have stopped tightening standards.
Bernanke’s speech is part of a series of more than 40 gatherings that the Federal Reserve System is holding across the country to address the needs of financing for small businesses. The findings will be presented later this summer in Washington at a conference with the Board of Governors.
“Meetings like this one allow us to gather intelligence we and others can use to facilitate the flow of credit to small businesses — for instance, by identifying specific credit gaps,

clarifying examiner expectations and procedures, improving coordination of small-business support services and ensuring the availability of technical assistance for loan applications,” Bernanke said. “Thus we can help ensure that small businesses are able to participate in and contribute to the recovery.”
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The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
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THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF THE TORONTO-DOMINION BANK ON JUNE 4, 2010.

DAILY MEDIA ROUNDUP Compiled by Corporate and Public Affairs REVUE DE PRESSE QUOTIDIENNE Compilé par Affaires internes et publiques June 4, 2010/4 juin 2010
1. Canada banks eye growth, regulation in second half Reuters
Canadian banks look set for steady profit growth and possibly acquisitions in the second half of 2010, even as global regulatory changes keep executives guessing. TD mentioned. See full story
2. How Bay St. will keep markets alive during G20 The Globe and Mail
The heart of Canadian finance will shift from the gleaming towers of downtown Toronto to a series of non-descript buildings around the city’s fringes to keep markets pumping during the G20 summit. See full story
3. Global Bank Pact Advances — Regulators Discuss Bigger Cushion for Losses, but a Delayed Start to ‘Basel’ Rules The Wall Street Journal
International regulators are moving closer to an agreement that would require large multinational banks to raise vast sums to cushion any future losses. But in a concession to the banking industry and some governments, the rules are likely to take effect later than expected, according to people familiar with the matter. See full story
4. Global bank tax momentum fading, U.S. says; ‘Not surprised’ at Canada’s position, new British PM says National Post
As the days dwindle before the Group of 20 summit in Toronto, so do the chances of the world’s biggest economies coming to an agreement on the bank tax that Canada has vociferously opposed. See full story
5. L’opposition menée par le Canada s’amplifie [The opposition led by Canada grows] La Presse
Relance de l’économie mondiale, taxe sur les banques: les ministres des Finances du G20 auront un horaire chargé aujourd’hui et demain au sommet de Busan, en Corée du Sud. [Reviving the global economy, tax on banks: the finance ministers of the G20 will have a busy schedule today and tomorrow at the summit in Busan, South Korea.] See full story
6. TD sells stock to satisfy regulators The Globe and Mail (Streetwise blog)
Toronto-Dominion Bank followed through on its promise to pay for a recent U.S. acquisition by issuing stock with a $250-million bought deal early Thursday. TD and TD Securities mentioned. Similar articles in National Post, and from Bloomberg and The Canadian Press. See full story
7. BMO blazes trail for TD The Globe and Mail (Streetwise blog)
Strong investor demand for Bank of Montreal’s first U.S. covered bonds is expected to draw rival banks into a relatively new form of debt financing. TD Waterhouse mentioned. See full story
8. Specialization best way to provide service National Post
Having worked in insurance litigation since 1998, Eric Sigurdson, vice-president of legal services (claims) and quality and governance (claims) at TD Insurance , has seen many changes in the nature of litigation. Eric Sigurdson (VP, Legal Services and Quality and Governance, TD Insurance) profiled. See full story
9. Wachovia closing Old City branch Philadelphia Business Journal
Wachovia Bank will be closing its branch at the northeast corner of 5th and Market streets later this month and consolidating the deposits into another site at 601 Chestnut St. It seems odd that Wachovia would shutter a branch in a high traffic area that also happens to be on the ground floor of a building which it completely occupies with back-office operations. Ron Matthew (Greater Philadelphia Market President, TD Bank) quoted. See full story
10. Bank promises hires, increased lending, extended hours Hometown News (FL)
Once it completes its integration of the 58 Riverside National Bank of Florida branches it purchased in April, TD

Bank is set to add nearly 60 managerial jobs, introduce credit products and extend its hours to be open seven days a week by September. Kevin Gillen (Florida and Washington D.C. Regional President, TD Bank) quoted. See full story
11. Canadian Western Bank profit surges, beats Street Reuters
Canadian Western Bank (CWB.TO) said on Thursday quarterly profit surged as net interest margins improved, surpassing expectations, but the lender said it expects profit to moderate in the months ahead. See full story
12. Les «vraies affaires» [The “real business"] La Presse
La Chambre des communes s’est transformée en cirque où les parlementaires se chicanent comme des enfants d’école autour de l’affaire Guergis. [These days, our politicians are downright depressing. The House of Commons was transformed into a circus where the parliamentary squabbling like school children around the case Guergis. And the National Assembly is a real zoo where people shouting names to know which party is the least clean.] TD Economics mentioned. Editorial written by Alain Dubuc. See full story
13. A strong case for emerging markets; Given the size of its population, China is likely to be a very important driver for future consumption National Post
When investors look at emerging markets, they are attracted to the group’s huge growth prospects. And one of the primary reasons why this growth will likely remain superior to that of developed markets is the strength of balance sheets, says Phil Langham, London-based portfolio manager at RBC Global Asset Management. See full story
14. School for financial scandal The Globe and Mail
William Ryback is becoming more and more animated as he paces at the head of the classroom, doling out the words of wisdom he can now impart after a gruelling career. See full story
15. TD CFO banks on fitness The Globe and Mail
Ten years ago, Colleen Johnston, the group head, finance, and chief financial officer of TD Bank Financial Group, was inactive. Her exercise routine amounted to riding her family and career in tandem. Suddenly, on the advice of her doctor, she made one small healthy change in her lifestyle. Now, the 51-year-old is following a training plan for a sprint triathlon and gearing up to ride in the Becel Ride for Heart on June 6. Colleen Johnston profiled. See full story
16. Duke of Edinburgh Awards inspire young leaders The Times & Transcript (Moncton, NB)
When Lauren Law first signed up to participate in the Duke of Edinburgh’s Award she was skeptical she would see it through from start to finish. Her first expedition changed that — it stirred up a passion in her for the outdoors and gave her the drive to finish all three levels of the award; bronze, silver and gold. TD Waterhouse mentioned. See full story
17. Popularity of Philly Cycling Championship continues to climb Philadelphia Daily News
What the Indianapolis 500 is to car racing and the Kentucky Derby is to horse racing, the Philadelphia International Cycling Championship is to cycling. And that’s just what Dave Chauner and Jerry Casale envisioned back in 1985. TD Bank mentioned. See full story
18. Big donation will let all Philadelphia pools open The Philadelphia Inquirer
With a six-figure donation from First Niagara Bank, the city has reached its goal of opening all of its pools this summer. Officials of First Niagara, which is based in Upstate New York and recently opened branches in the Philadelphia region, presented the city with a $400,000 check Thursday at a confetti-filled news conference at Sacks Pool in the 400 block of Washington Avenue in South Philadelphia. TD Bank mentioned. See full story
19. Canadian firms lack ‘killer instinct’; Productivity gap; Policies either coddle industries or collar them National Post
OTTAWA — Canada’s abysmal productivity record may be the result of a business sector that lacks daring and the killer instinct of its U.S. counterpart, and policies that either coddle industries or dissuade firms from growing, says a study from Toronto-Dominion Bank. Don Drummond and Alistair Bentley (TD Economics) mentioned. Similar article from CBC News. See full story

20. Inefficiency wasting health resources: new report The Globe and Mail
Almost half of Ontario patients who require urgent cancer operations don’t get them within the recommended two weeks or less. One quarter of nursing home residents don’t need to be in long-term care, while many of those who do spend months waiting to get in. TD Economics mentioned. Similar column in Toronto Sun. See full story
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Full Stories
1. Canada banks eye growth, regulation in second half
Reuters
06/04/2010
ANDREA HOPKINS
Canadian banks look set for steady profit growth and possibly acquisitions in the second half of 2010, even as global regulatory changes keep executives guessing.
With little drama, Canada’s Big Six lenders wrapped up a profitable second quarter this week. Four missed expectations while only two exceeded. Even so, all of the nation’s big banks are in decent shape to boost earnings as recession worries and financial crises fade in the rearview mirror, analysts said.
“While the Canadian banks in general missed expectations in the second quarter reporting, we view it as more of a plateau than a peak,” Barclays Capital analyst John Aiken said in an interview.
“The groundwork has been set for incremental earnings growth from core operations such as lending growth and margin expansion. This should be more than sufficient to offset potential slowing improvement in credit quality and incremental declines in trading revenues to more normalized levels.”
Core cash earnings per share from the Big Six banks — Royal Bank of Canada, Toronto-Dominion Bank, Bank of Nova Scotia, Bank of Montreal, Canadian Imperial Bank of Commerce and National Bank of Canada — were up a median 18 percent in the second quarter from a year earlier, according to RBC Dominion Securities analyst Andre-Philippe Hardy.
Looking ahead, and just as executives have foreshadowed, profit growth will become less about an improvement in loan losses and blockbuster trading, and more about organic growth of loans and deposits.
Adding intrigue, there remains plenty of potential for the odd strategic takeover of small rivals as the global banking sector continues to mop up from the financial crisis.
“I think we could see more of the opportunistic acquisitions” such as we’ve already seen from TD, BMO, Scotiabank and CIBC, said Moody’s analyst Ali Mozaffari.
“I’m not sure there are that many more good FDIC deals out there, but you never know,” Mozaffari added,

referring to deals assisted by the Federal Deposit Insurance Corp, which has stepped in to guide many troubled U.S. banks.
FDIC-assisted deals are seen as a preferred option for Canadian banks, since they can often negotiate loss-sharing agreements with the agency to limit the risk of taking on an unfamiliar loan book.
But small, non-FDIC deals such as a recent purchase of South Financial Group by TD , are also on the table as long as the price is right and the fit strategic.
Less likely are transformational deals or huge takeovers of rivals by the cash-rich Canadian banks, if only because global regulatory uncertainty has left executives uncertain about how much capital they will be required to hold under new rules.
“In terms of anything big, there is always the possibility — especially with banks that have a lot of capital. But I think they are reticent to do anything major before the capital rules become a little more clear,” Mozaffari said.
U.S. regulatory change could have an impact on Canadian banks with big U.S. operations — including TD, BMO and Royal Bank — while global regulatory change known as Basel III is expected to be announced late in 2010. Rules governing minimum capital levels, maximum leverage ratios as well as the specter of a global bank tax hang over the industry.
Acquisitions and regulatory concerns aside, the Big Six Canadian lenders are facing a few headwinds, including the impact of Canada’s stronger currency on foreign earnings and slowing wholesale earnings.
The outlook for interest rates is also on the minds of investors. Generally speaking, a rising rate environment tends to compress profit margins at the banks, as they come under pressure to increase deposit rates but struggle to raise lending rates as they compete for new loans.
But analysts point to significant tailwinds as well, including ever-brightening credit trends — which reduce loan losses at the banks — and an economic recovery that bodes well for the lenders’ strong domestic operations and increasing wealth management revenues globally.
“We believe that the upside potential in Canadian bank shares is attractive over the next 12 to 18 months,” RBC’s Hardy said in a note to clients.
While Hardy prefers TD and BMO to the others, he suggested investors need not sweat a choice, saying the differences in returns between the shares of Canada’s stalwart lenders will prove to be insignificant over the next six to 12 months.
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2. How Bay St. will keep markets alive during G20
The Globe and Mail
06/04/2010
BOYD ERMAN and JEFF GRAY
Pg. A1
The heart of Canadian finance will shift from the gleaming towers of downtown Toronto to a series of non-descript buildings around the city’s fringes to keep markets pumping during the G20 summit.
Banks and law firms that negotiate and broker deals are concerned less with G20 protesters causing violence during the June 26-27 leaders’ summit, and more with the troubles that crowds and security would cause for employees getting to work.
The people that can are being told to work from home, or to take time off. But for many traders and other key deal makers enmeshed in non-stop global transactions, it’s not that simple.
Law firms headquartered downtown are making plans such as booking hotel rooms for crucial “deal teams” who are working on time-sensitive negotiations that can’t stop for protests. Financial behemoths such as Royal Bank of Canada and Bank of Montreal are prepared to move hundreds of their traders to secret backup locations scattered around Toronto, where full trading floors are ready and waiting for just such an evacuation.
Alpha Group, which runs the country’s second-largest stock market from offices just outside the inner G20 security perimeter, is also shifting to its full business-continuity plan and will move much of its 40-person operation to a backup site about 40 kilometres from downtown, said chief executive officer Jos Schmitt. The facility, at a location Alpha won’t disclose, offers all the equipment necessary to continue trading, he said.
“This is an interesting opportunity to test the entire process,” said Mr. Schmitt, who said that Alpha usually runs through its contingency plan once a year anyway.
TMX Group Inc., operator of the Toronto Stock Exchange, also has a full facility located at a secret address in the city’s suburbs. Most market operations staff already work there, so there should be no disruption, said spokeswoman Carolyn Quick.
The trading floors at the big banks, where thousands of deals a day are done in everything from pork bellies to government bonds, are replicated in areas far from the core.
Trading floors are immensely complicated and expensive setups, with each trader facing a bank of computers with customized software and specialized phones, all linked by miles of ultra-fast wiring to markets.
Despite the expense, the major banks maintain backup locations in case their main Toronto floors become inaccessible. Everything a trader needs is there, though the accommodations can sometimes be Spartan, lacking the large windows and pieces of art that decorate many of the main floors downtown, say those who have visited them.
The remote trading floors are rarely used, but are a crucial part of keeping markets humming should the G20 security measures or protesters make working from the city core untenable. It’s such preparations that enabled Wall Street to get up and running quickly in the wake of the Sept. 11 attacks, even though some firms’ offices had been totally lost.
In addition to BMO and RBC , which are preparing to move as many as half their traders, sources say, Toronto-Dominion Bank ‘s securities arm is said to be readying plans to move trading staff to the bank ‘s remote location. Banks and securities firms will also utilize other offices in cities such as Montreal.
Publicly, since banks have already been targets for protests in Toronto, the banks are loathe to give specifics of their plans other than to say that they will do everything they can to keep employees safe and provide uninterrupted service.
Similarly, RSM Richter, the big accounting firm, is moving staff to a remote site so it can process client tax returns as the June 30 deadline for corporations looms.
Bay Street’s major law firms, located either inside or within a brick’s throw of the three-metre high security fence being erected around the centre of downtown, are also making contingency plans. Some are closing on Friday, June 25. Some lawyers say they expect many to take holidays or work from home in the week leading up to the summit.

Ruth Woods, the chief operating officer of Osler Hoskin & Harcourt LLP, said her firm has not yet decided whether to switch to skeletal staffing and tell its 700 employees to work from home. But the firm has booked space in hotels outside the downtown security zone for “deal teams” working on time-sensitive transactions such as mergers and acquisitions.
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3. Global Bank Pact Advances — Regulators Discuss Bigger Cushion for Losses, but a Delayed Start to ‘Basel’ Rules
The Wall Street Journal
06/04/2010
DAVID ENRICH and DAMIAN PALETTA
Pg. A1
International regulators are moving closer to an agreement that would require large multinational banks to raise vast sums to cushion any future losses. But in a concession to the banking industry and some governments, the rules are likely to take effect later than expected, according to people familiar with the matter.
In the aftermath of the worst banking crisis since the Great Depression, regulators and finance ministers from more than 20 nations are racing to hammer out by year end the new rules concerning bank capital and liquidity. The overhaul is expected to be a focal point of this weekend’s Group of 20 meetings in South Korea. It is also expected to gain momentum at a meeting of the Basel Committee on Banking Supervision.
The talks remain fluid, and some U.S. officials are nervous that nationalistic turf battles could threaten a final deal, say people familiar with the process.
The proposed rules are part of the Basel Accord, which was initially set up in the late 1980s to create uniform capital standards for banks around the world. The rules have since been updated multiple times. But major flaws in its approach were exposed by the global financial crisis in 2008. The goal of the new rules is to foster a more-conservative banking system less vulnerable to crisis.
Industry and government officials believe the changes will have greater implications for banks and the global economy than the U.S. regulatory changes emerging in Washington. Initially, the changes were widely expected to kick in at the end of 2012.
But a consensus is emerging for a gradual implementation that could stretch several years beyond 2012, say U.S. and European officials familiar with the talks. Banks and some governments — notably Japan, Germany and France — have pushed for a slowdown, arguing that the current deadline could lead to multi-trillion-dollar funding shortfalls at a time when much of the banking sector will likely still be fragile.
Other crucial details remain unresolved, including disputes over the types of funds that banks will be allowed to count toward toughened capital and liquidity requirements.
Bank executives, sometimes with backing from their governments, have been waging an intense lobbying campaign to water down parts of the Basel proposals, known for the Swiss city in which the accords traditionally have been negotiated. Specific targets: provisions that narrowly define acceptable forms of liquidity. Even if the changes are relaxed, though, analysts project that the rules could crimp banking-industry profits by a double-digit percentage.
The banks have been trying to use their central role in supporting economies to urge regulators to back off. They are arguing that the new capital and liquidity requirements are so onerous that they will force institutions to curtail already-sparse lending, which could imperil fragile economic recoveries world-wide. They have also insisted that they need more time to adjust to new rules.
“In combination, the proposals will inevitably reduce credit availability, increase the cost of borrowing and lead to slower economic growth,” warned an April 16 letter from Bank of America Corp.’s treasurer to the Basel committee.
The letter by the largest U.S. bank in assets called the proposed two-year implementation time frame “too brief given the current state of the economy and the magnitude of the effort.”
As part of the rule-making process, the banks conducted studies this spring to gauge the likely impact of the proposals on their capital and liquidity levels.
The data show that banks world-wide would face huge capital and liquidity shortfalls under the proposals, according to government and industry officials briefed on the results.
In Europe, bank executives say there is likely to be a gap of more than 1 trillion euros ($1.2 trillion) between banks’ current capital and liquidity buffers and what would be required under the Basel proposals.
In comparison, stress tests ordered by the U.S. government last year resulted in 10 of the nation’s biggest banks being told to raise a combined $74.6 billion in capital to cushion themselves.
In discussions with banks, some government officials, particularly from the U.S. and the U.K., have expressed skepticism about the findings, arguing that the banks have an incentive to be overly gloomy.
Nonetheless, officials believe that the capital and liquidity holes might be too deep for banks to quickly fill, according to the people familiar with the matter.
Those convictions have hardened over the past month, as risk-averse investors fled European banks due to jitters about the escalating sovereign-debt crisis.
Even without the new rules, European banks face the challenge of renewing roughly 800 billion euros in debt that is set to mature by the end of 2012, according to the European Central Bank.
As a result, a broadening consensus has emerged among several countries that the rules should take effect slowly. The Basel committee said in December there would be a phase-in period “to ensure a smooth transition to the new standards,” but it didn’t specify the length of that period.
France, Germany and Japan have pushed for as much as a 10-year window before the rules go fully into effect.
U.S. and U.K. officials recently have indicated that they would support a gradual timeframe, according to people familiar with the matter.
“I’m perfectly comfortable with us negotiating a reasonable transition period to help make people more comfortable that they can live with those new standards,” U.S. Treasury Secretary Timothy Geithner said Wednesday afternoon in Washington, before leaving for the G-20 meeting.
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4. Global bank tax momentum fading, U.S. says; ‘Not surprised’ at Canada’s position, new British PM says

National Post
06/04/2010
PAUL VIEIRA
Pg. FP2
As the days dwindle before the Group of 20 summit in Toronto, so do the chances of the world’s biggest economies coming to an agreement on the bank tax that Canada has vociferously opposed.
Signs emerged yesterday that tax proponents are accepting that defeat is in the cards.
Timothy Geithner, the U.S. Treasury Secretary, said there would be no agreement on the bank tax at this weekend’s meeting of his G20 peers in Busan, South Korea. “I don’t think we’re on the verge of a global consensus on [the] bank levy yet,” he told reporters in Seoul, adding there is no “universal support” among G20 countries.
And Britain, once the biggest advocate for a global bank levy, has softened its approach under new Prime Minister David Cameron, who said yesterday that he understands Canada ‘s opposition.
“Our experience was of a very large bailout, by the taxpayer, of the banks, and I think it’s quite legitimate for people to say that in future what we need is a bank levy to make sure the banks all pay a charge,” Mr. Cameron said at a joint media conference with Canada ‘s Prime Minister, Stephen Harper, who was visiting Britain. “The experience in Canada is different, and I’m not surprised that they take a slightly different view.”
The Korea Times, an English-language publication in Seoul, quoted aides to the South Korean President suggesting the G20 was set to abandon bank tax efforts. South Korea is co-chair of the G20 this year, along with Canada .
The push for a bank tax was already on shaky footing, after G20 finance and central bank officials failed to endorse the measure at their April meeting in Washington. The European Commission, among the levy’s strongest supporters, announced last week it was prepared to implement a bank tax in Europe whether the G20 was onboard or not — a sign EU policymakers realized a global levy was not happening.
Nevertheless, Canadian officials have turned up the pressure against the bank tax ahead of the G20 leaders’ summit, to avoid the bank tax debate dominating discussions in Toronto. Canada ‘s opposition is based on some key points:
- The tax would penalize countries that did not bail out their banking system. Banks in these countries would be forced to pass on the cost of the tax to clients, resulting in higher financing costs.
- And the levy could create so-called moral hazard, in that banks would continue the type of risky lending new regulations are suppose to prevent, with the knowledge that authorities have money available to help the financial sector in times of trouble.
Experts say the bank tax debate has become so divisive that the G20 would ultimately agree to a set of standards on financial rules, but leave it to individual countries to decide how they should be implemented. Mr. Harper signalled as much yesterday in his media conference with Mr. Cameron.
“Look, every country always has the option of pursuing its own policies for its own financial sector. That’s an option that exists for Britain and for all of us,” said Mr. Harper, who is also set to visit French president Nicolas Sarkozy, another tax advocate.
Finance Minister Jim Flaherty has argued the bank tax has become a distraction to G20 efforts to develop new financial rules aimed at preventing another credit crisis, as well as a policy framework to unwind global imbalances.

In a stop in Beijing before heading to Busan, Mr. Flaherty outlined the four points Canada wants to focus on at the G20 Toronto meeting: sustainable growth, of which debt-laden countries cut spending and emerging economies promote domestic consumption; financial-sector reform, with an emphasis on higher capital levels, tighter leverage limits and better supervision; governance at global institutions like the IMF and World Bank ; and the promotion of trade liberalization.
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5. L’opposition menée par le Canada s’amplifie [The opposition led by Canada grows]
La Presse
06/04/2010
MARTIN VALLIÈRES
Relance de l’économie mondiale, taxe sur les banques: les ministres des Finances du G20 auront un horaire chargé aujourd’hui et demain au sommet de Busan, en Corée du Sud.
La proposition d’une taxe bancaire comme palliatif à une prochaine crise financière, à laquelle s’oppose le gouvernement Harper au Canada, divise de plus en plus les pays du G20.
Au point où leurs ministres des Finances, réunis aujourd’hui et demain à Busan en Corée du Sud, auraient relégué ce débat au second plan afin de se concentrer sur la suite des mesures de soutien de la reprise économique.
C’est ce que suggère une version préalable du communiqué final de la réunion de Busan que l’agence d’informations financières Dow Jones a obtenu.
“La volatilité récente des marchés financiers nous rappelle que l’économie mondiale demeure fragile et que la coopération internationale demeure très nécessaire”, lit-on dans le projet de communiqué.
“Nous (les pays du G20) demeurons en état d’alerte; surveillant attentivement l’économie et poursuivant la meilleure coordination possible de nos politiques afin d’être prêt à intervenir pour maintenir la stabilité financière mondiale.”
Quant au projet de taxe bancaire de recouvrement, il ne ferait l’objet que d’un bref paragraphe très générique dans le communiqué de la rencontre de Busan. Et ce, malgré la nouvelle proposition en ce sens attendue aujourd’hui de la part du Fonds monétaire international (FMI).
“Nous convenons de développer, avec l’apport du FMI, un ensemble de principes sur la façon dont le secteur financier pourrait contribuer de façon équitable, mais substantielle” aux coûts de redressement de prochaines crises financières, selon le texte préliminaire du communiqué ébruité par Dow Jones.
Même le secrétaire américain au Trésor, Timothy Geithner, l’un des principaux partisans d’une taxe bancaire, a avoué hier en Corée “ne pas croire que nous soyons près d’un consensus global à ce sujet”.
Londres ira de l’avant
Pendant ce temps, à Londres, le nouveau premier ministre de Grande-Bretagne, David Cameron, clamait en point de presse avec son homologue canadien, Stephen Harper, que son gouvernement irait de l’avant avec une taxe bancaire même en l’absence de consensus parmi le G20. M. Cameron a aussi indiqué son intention de militer ardemment en ce sens lors du prochain sommet de chefs d’États du G20, qui aura lieu à la fin juin à Toronto.
Les autres principaux gouvernements d’Europe, dont la France et l’Allemagne, ont déjà manifesté leur appui au projet de taxe bancaire de recouvrement. Il est donc très improbable que le premier ministre Harper parvienne à les faire changer d’avis ces jours-ci.
En revanche, l’opposition du Canada à une taxe bancaire rallie d’autres pays du G20 dont le Japon, l’Australie, le Brésil, l’Inde et la Russie. De plus, on a appris hier de Pékin, où le ministre canadien des Finances, Jim Flaherty, faisait escale avant de se rendre à Busan, que la Chine pourrait confirmer son opposition à une taxe bancaire.
En point de presse, le ministre Flaherty a soutenu que ses interlocuteurs chinois lui avaient indiqué leur opposition à une telle taxe. Mais peu après, des analystes de la politique chinoise ont mis en garde contre une conclusion hâtive avant une annonce officielle de Pékin.
Pendant ce temps, la solution de remplacement à une taxe bancaire qui a été proposée à Ottawa par le surintendant des institutions financières, c’est-à-dire l’émission de titres bancaires en période prospère qui seraient convertibles en actions en cas de crise, fait de plus en plus jaser parmi les pays du G20. Surtout les pays qui, à l’instar du Canada, n’ont pas eu à soutenir leurs banques avec des injections massives de fonds publics lors de la grave crise de la fin de 2008 et du début de 2009.
À lui seul, le gouvernement américain a fourni 700 milliards de dollars en soutien parmi les principales banques et firmes financières aux États-Unis. Par conséquent, l’administration Obama veut implanter une taxe de recouvrement sur les sociétés de plus de 50 milliards d’actifs.
Une telle taxe rapporterait près de 10 milliards par an, selon le secrétariat au Trésor. Un contexte semblable existe en Grande-Bretagne. Londres compte sur une taxe bancaire pour récupérer une partie des dizaines de milliards de livres sterling qu’il a dû avancer en soutien au secteur financier depuis deux ans.
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6. TD sells stock to satisfy regulators
The Globe and Mail (Streetwise blog)
06/04/2010
ANDREW WILLIS
Toronto-Dominion Bank followed through on its promise to pay for a recent U.S. acquisition by issuing stock with a $250-million bought deal early Thursday.
The financing comes after TD Bank bought a U.S. regional bank from U.S. regulators to expand its footprint in Florida and the Carolinas. Canadian regulators — the Office of the Superintendent of Financial Institutions — urged banks to fund acquisitions with equity, and keep their capital ratios high.
TD Bank complied with this guidance, even though its capital ratios are twice what OSFI requires.
TD Securities led a syndicate of dealers that bought 3.525 million shares in the bank for $71 each. That’s a thin discount to Wednesday’s closing price of $71.44 a share.
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7. BMO blazes trail for TD

The Globe and Mail (Streetwise blog)
06/04/2010
ANDREW WILLIS
Strong investor demand for Bank of Montreal’s first U.S. covered bonds is expected to draw rival banks into a relatively new form of debt financing.
Bank of Montreal sold $2-billion (U.S.) of covered bonds on Wednesday – the debt is backed by both the bank and a claim on a Canada Mortgage Housing Corp. insured pool of residential mortgages. While covered bonds have been used by German banks for generations, they are a new financing tool for Canadian institutions.
This was Bank of Montreal’s first U.S. dollar-denominated cover bond offering, and a report Wednesday from TD Waterhouse said there was more than $3-billion of demand for the paper.
BMO Covered Bond Trust is rated triple-A. The five-year debt paid 2.85 per cent interest. Barclays Capital, BMO Capital Markets, HSBC and Morgan Stanley led the transaction.
Royal Bank of Canada pioneered covered bonds in this country with an issue in Europe three years ago. CIBC has also raised money this way.
Next in line for an issue is Toronto-Dominion Bank. TD Waterhouse noted in a report that its parent bank paved the way for a U.S. dollar-denominated issue by creating a global covered bond program called “TD Covered Bond Guarantor Limited” on April 26.
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8. Specialization best way to provide service
National Post
06/04/2010
BRUCE GILLESPIE
Pg. SR3
Having worked in insurance litigation since 1998, Eric Sigurdson, vice-president of legal services (claims) and quality and governance (claims) at TD Insurance, has seen many changes in the nature of litigation.
He said the best way companies can respond to them is by specializing.
“Given the increasing complexity of the world today and the rapid pace of change, practising in all areas of the law is challenging and not recommended. We believe that specialization is the only way for lawyers to provide the level of service our clients have come to expect and are entitled to,” he said.
Before going in-house, Mr. Sigurdson was a partner at Stockwood, Blair, Spies & Ashby and then helped found his own commercial litigation firm in Toronto.
From 1998 to 2004, he managed claims litigation for Liberty Mutual Insurance Co. which was acquired by TD Insurance. Currently, he supervises a staff of more than 80, including 37 lawyers, and oversees more than 5,000 litigated claims across the country.
Mr. Sigurdson said building an in-house legal team is one of the most effective trends in litigation management in the past 10 years.
“Our in-house legal team provides our clients with professional, specialized and cost-effective legal representation.

These lawyers are delivering legal services without the need to meet profit goals.”
He has been involved in a number of precedent-setting cases that have been addressed in the courts by TD Insurance to clarify and forward the law.
Among them are:
-Loftus vs. Security National, regarding uninsured motorist claims and the 1% rule;
-Enterprise Rent A Car vs. Meloche Monnex Financial services, regarding the priority of insurance policies in accidents involving rentals vehicles;
-Purba vs. Ryan, concerning access to jury trials;
- TD Insurance vs. Sivakumar, concerning the preservation of expert evidence and court-recommended amendment to the Rules of Civil Procedure, which was implemented; and
-Fulsang vs. Snushall, concerning contributory negligence and the maximum 25% seatbelt rule.
As such, Mr. Sigurdson said he is extremely proud of the work of his staff. “They handle significant, high-exposure litigation from start to finish, including jury trials with multimillion-dollar exposure, as well as arbitrations and appeals.”
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9. Wachovia closing Old City branch
Philadelphia Business Journal
06/04/2010
JEFF BLUMENTHAL
Wachovia Bank will be closing its branch at the northeast corner of 5th and Market streets later this month and consolidating the deposits into another site at 601 Chestnut St. It seems odd that Wachovia would shutter a branch in a high traffic area that also happens to be on the ground floor of a building which it completely occupies with back-office operations.
But the mystery ends with one look at the low level of deposits in the branch— $39.7 million, well below Wachovia’s local average, which exceeds $100 million, according to Federal Deposit Insurance Corp. data as of June 30, 2009. The 601 Chestnut site has $8.7 billion in deposits, which means that it most likely is home to corporate deposits.
When looking at all the bank branches in Old City, there are seven different banks with a total of 10 branches. Aside from the 601 Chestnut Wachovia site and Beneficial Bank’s headquarters site at 503 Walnut St., none exceed $100 million in deposits and most are significantly below that figure. Three of the region’s six biggest depositors — TD Bank, Bank of America and Sovereign Bank— don’t even have Old City locations.
So it brings the question, is Old City a good place for retail banking? On the surface, it would seem so with the mix of businesses and their employees, residents and tourists all needing bank services.
TD, which is second in local retail market share behind only Wachovia (soon to be Wells Fargo), seems to think there is an opening in Old City. It is scouting Market Street locations between 3rd and 5th streets, according to Ronald Matthew,TD’s Greater Philadelphia market president.

“We think it’s a really good market with sizable deposits and with our reputation as a top retail bank, we can take market share,” Matthew said. “We know for us to be a player in that area, we need to have a greater presence.”
TD largely inherited its local footprint through its acquisition of Commerce Bank, which focused more on branching in the suburbs than the city. It has a location at 2nd and Lombard in Society Hill and another near Thomas Jefferson Hospital but had not entered Old City.
The competition will largely come from Wachovia, Citizens Bank and PNC Bank— each of which has two Old City branches. Beneficial and three other community banks also have locations.
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10. Bank promises hires, increased lending, extended hours
Hometown News (FL)
06/04/2010
SAMANTHA JOSEPH
Once it completes its integration of the 58 Riverside National Bank of Florida branches it purchased in April, TD Bank is set to add nearly 60 managerial jobs, introduce credit products and extend its hours to be open seven days a week by September.
The move reflects the company’s strategy, which approaches banking as a retail business. As in retail, it refers to its branches as stores, for instance, and tailors its hours, products and services to meet customer expectations.
By the end of September, the financial institution that markets itself as “America’s most convenient bank” promises seven-day access to local customers, including full service on weekends.
“I could never understand why Saturday happens to be the shortest service day in the banking industry,” said KevinGillen, TD Bank’s regional president for Florida and the metro Washington, D.C. area.
By the time the company finishes integrating the two businesses, customers will notice a slew of new benefits, including holiday service, branches that remain open later than the competition — up to 8 p.m. in some locations — and deposits that post the same day if made by closing time, officials said.
“The communities will be very happy to see some of the things that might be introduced on the customer side,” Mr. Gillen said.
One of its first changes will involve adding 58 assistant managers to the former Riverside locations, instead of continuing to have branch managers handle internal sales, operations and business development.
The idea is the additional staff will free managers to meet with customers and community partners to constantly network with clients and gain feedback to improve service.
The bank also plans to maintain all 58 Riverside branches, with no closures planned, Mr. Gillen said.
In fact, TD officials say they intend to strengthen the company’s Florida presence.
TD Bank, a subsidiary of Toronto, Canada-based TD Bank Financial Group, also purchased Palatka-based FirstFederal Bank of North Florida, which has eight branch offices, in April and has reached an agreement to acquire South Financial Group of Greenville, S.C., which operates 66 branches of Mercantile Bank in Florida. TD

Bank also bought American First Bank, based in Clermont, with three branches.
With the recent Florida acquisitions, TD Bank currently has 1,100 bank branches in the U.S. If the agreement with South Financial Group is approved by stockholders and federal regulators, TD will add another 176 branches.
TD Bank has $152 billion in assets, and its conservative money management strategy has won it praise and high rankings in “Bloomberg,” “Euro Money,” “Global Finance” and “Barron’s” magazines.
Officials say they plan to bring that strong standing to local communities, offering financial products, such as commercial mortgages, cash management, equipment leasing and working capital lines of credit, which Riverside Bank had been unable to provide.
“Riverside hadn’t been able to lend any money in quite a number of years,” Mr. Gillen said.
They said TD Bank will seek to grow its credit business in former Riverside markets. Its plan includes offering government banking, targeting municipalities, school boards, counties, fire departments, libraries and utilities authorities, among others.
Healthcare and educational lending are high on its institutional target markets, and the bank intends to expand its staff, adding about 20 health care lenders, commercial credit analysts, portfolio managers, middle- market lenders and government bankers.
“We are severely understaffed on the lending side.” Mr. Gillen said. “We are going to hire aggressively to go after that entire sector.”
TD Bank acquired Riverside Bank, which was founded in St. Lucie County in 1982, in April.
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11. Canadian Western Bank profit surges, beats Street
Reuters
06/04/2010 10:56:46
ANDREA HOPKINS
Canadian Western Bank ( CWB.TO) said on Thursday quarterly profit surged as net interest margins improved, surpassing expectations, but the lender said it expects profit to moderate in the months ahead.
Edmonton, Alberta-based CWB reported net income of C$37.9 million ($36.4 million), or 47 Canadian cents a share, in the second quarter ended April 30. That compared with C$21.6 million, or 30 Canadian cents a share, a year earlier.
Analysts on average expected a profit of 44 Canadian cents a share, according to Thomson Reuters I/B/E/S.
Chief Executive Larry Pollack said the bank’s businesses were performing better than he expected at the onset of fiscal 2010.
“Although we expect earnings growth to moderate for the remaining two quarters, it’s shaping up to be a great year for CWB,” Pollack said in a statement.
CWB’s banking and trust segment, which includes a full three months of performance from newly acquired

National Leasing, reported net income of C$34.5 million, up 78 percent compared to the same quarter last year.
A big jump in net interest margin, including the favorable margin impact from National Leasing, a 38 percent increase in other income and 9 percent loan growth helped push the segment’s total revenues up 49 percent to reach a record C$103.4 million, the bank said.
Quarterly net income from insurance operations was a record C$3.4 million, up from C$2.2 million a year earlier.
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12. Les «vraies affaires» [The “real business"]
La Presse
06/04/2010
ALAIN DUBUC
Ces jours-ci, nos politiciens sont franchement décourageants. La Chambre des communes s’est transformée en cirque où les parlementaires se chicanent comme des enfants d’école autour de l’affaire Guergis. Et l’Assemblée nationale est un véritable zoo où l’on se crie des noms pour savoir lequel des deux partis est le moins propre.
Toute l’énergie que l’on gaspille dans ces chicanes débilitantes, c’est de l’énergie que l’on ne consacre pas à l’essentiel, au bien-être collectif, aux choses importantes dont devraient s’occuper en priorité ceux qui nous dirigent.
Cela m’a particulièrement frappé en lisant une longue et touffue étude sur l’éducation postsecondaire réalisée par les services de recherche de la Banque TD. Quelle étrange inversion des rôles. Pourquoi ce sont des banquiers qui réfléchissent à l’avenir de nos universités, plutôt que nos parlementaires?
Il faut dire que la TD a choisi de dépasser le cadre des analyses financières classiques pour transformer son service de recherche en véritable «think tank». Son étude met en relief les retards sérieux du Canada dans ce qui est une voie essentielle pour son avenir. Il y a en effet un lien très fort entre l’éducation supérieure, la productivité et le niveau de vie d’un pays, parce que le succès repose sur la recherche et l’innovation, et parce que les économies ont besoin d’une main-d’oeuvre de plus en plus qualifiée.
L’étude montre que le Canada n’est pas en tête de peloton pour la proportion de jeunes adultes qui décrochent des diplômes universitaires. Il est au 11e rang des pays de l’OCDE. Ces résultats modestes s’expliquent en partie par un important problème de sous-financement. Les États-Unis, qui ont davantage misé sur leurs universités, consacrent 8000$ de plus par étudiant. Pour combler ce retard, il faudra un rattrapage énorme, 400 millions en 2010, 2,7 milliards en 2016. Au Québec, où il manque déjà 400 millions aux universités pour être à niveau avec le Canada, l’effort devra être carrément colossal.
Ce qui peut paraître le plus étonnant dans cette étude, c’est son important volet social, la sous-représentation des autochtones, des jeunes de milieux moins favorisés. Cela ne reflète pas le virage idéologique de l’institution financière, mais plutôt un phénomène plus profond, la convergence des problématiques sociales et économiques, qui bouscule les concepts traditionnels de droite et de gauche.
L’éducation est le plus bel exemple d’enjeux à la fois économique et social. C’est très clairement un levier de développement et de compétitivité. Mais c’est aussi un accélérateur de progrès social, l’outil le plus puissant de lutte contre la pauvreté et les inégalités.
Dans des économies riches comme la nôtre, le succès ne peut plus reposer sur l’exploitation brutale. Nos principaux atouts, ce sont nos acquis de société avancée. Nous avons tellement besoin de travailleurs qualifiés qu’on ne peut plus se permettre de gaspiller nos ressources humaines. Il faut au contraire accompagner le plus de gens possible le plus loin possible sur le chemin de la réussite.

Cela nous ramène au social. Car pour augmenter le nombre de jeunes qui vont à l’université, il faut lever les obstacles qui en restreignent l’accès, et surtout le fait que les enfants de milieux défavorisés n’ont pas le même succès dans leur parcours scolaire. Pour leur donner les mêmes chances, il faut travailler en amont, à la garderie, en accompagnement scolaire, dans la lutte au décrochage.
On a du pain sur la planche. Il faut valoriser l’éducation, surtout postsecondaire, il faut trouver des façons de financer nos universités, en faciliter l’accès. Ce devrait être l’une des grandes, sinon la principale de nos priorités. Et ce sont de choses comme celles-là dont on aimerait entendre parler à l’Assemblée nationale. Des vraies affaires.
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13. A strong case for emerging markets; Given the size of its population, China is likely to be a very important driver for future consumption
National Post
06/04/2010
JONATHAN RATNER
Pg. FP7
When investors look at emerging markets, they are attracted to the group’s huge growth prospects. And one of the primary reasons why this growth will likely remain superior to that of developed markets is the strength of balance sheets, says Phil Langham, London-based portfolio manager at RBC Global Asset Management
“Whether you are looking at corporates, government debt or household debt, emerging markets are very underleveraged, suggesting a lot of potential for future growth,” he says. “If you look at the developed world, obviously that’s not the case, particularly in the government sector and to a certain extent for households.”
Much of the focus is currently on Europe, with many analysts expecting the situation will get worse in the developed world before it gets better. Langham notes that necessary fiscal adjustments will likely constrain future growth, but that’s not really an issue in emerging markets.
China gets most of the attention and deservedly so, particularly when it comes to commodities. However, it only accounts for 18% of the fund’s market capitalization.
“It tends to be the marginal driver for materials prices,” Langham says. “Given the size of its population, it’s likely to be a very important driver for future consumption.”
The Chinese economy grew at about 12% or 13% in the first quarter — well ahead of the government’s 8% target — prompting measures targeting loan growth and the property sector.
“We’ll have to wait and see, but their policies do tend to be effective,” Langham says. “There also seems to be a growing consensus that another policy we’re likely to see in coming months is an appreciation of the renminbi, which will be a further tightening.”
One major theme the manager focuses on is demographics, particularly in India, Indonesia and Brazil. “They are all markets where we expect strong future growth. They all have very young and very fast-growing populations.”
In the coming years, he notes that a large number of people in these countries will be joining the workforce, whereas workers as a percentage of the total developed world population will decline.
“In all three markets, urbanization is expected to also increase future growth,” Langham says. He points out that while China has made a lot of infrastructure investment over the past few years, India, Indonesia and Brazil have not. “The lack of infrastructure has hampered potential growth, but these governments have the finances to afford infrastructure and are showing real commitment to it.”
Consumption is another theme Langham is focusing on. In the past 10 to 20 years, emerging economies have been heavily driven by exports and investments. Looking ahead, the manager says the structure of growth will shift to consumption.
The first reason he cites is rising income levels. With a lot of evidence suggesting that certain levels of income (around $3,000 per capita) lead to a sudden surge in discretionary consumption, the fact that 50% more people in emerging markets are expected to reach that threshold in the next five years is significant.
Another factor driving the consumption trend is the correction of global imbalances. Recently, export-driven emerging markets have generated huge current account surpluses, while consumption in the developed world has produced large deficits.
“I think the credit crisis has made it clear to both sets of policymakers that the situation can’t carry on,” Langham says. “Certainly in the case of emerging market policymakers, they realize that they can’t continue to grow by relying on exports.”
The third driver of consumption is the lack of household debt in emerging markets. While household debt relative to GDP is above 80% in the United States, Langham notes that this number is less than 20% in emerging markets. Similarly, mortgage penetration in many markets such as India is only 7%, compared with 80% to 90% in many western countries.
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14. School for financial scandal
The Globe and Mail
06/04/2010
TARA PERKINS
Pg. B3
William Ryback is becoming more and more animated as he paces at the head of the classroom, doling out the words of wisdom he can now impart after a gruelling career.
Hold face-to-face interviews with bank officials so you can figure out whether someone’s “an idiot,” he tells the students. Once in a while it is necessary to make an example out of a particular bank to get a point across to the whole sector, he continues. And if a bank ‘s board of directors doesn’t have a good succession plan for the CEO, he says, then that CEO may very well be up to no good.
Welcome to the Toronto Centre, a school for global bank regulators that is virtually unknown in Canada , although it’s financed in large part by Canadian taxpayers.
Mr. Ryback, who spent 36 years working for U.S. bank regulators and held executive positions at the Board of Governors of the Federal Reserve System and the Office of the Comptroller of the Currency, stops to take a question from a woman from Uganda. The class, which is being held at the Schulich Executive Education Centre at York University and includes more than 20 banking regulators representing countries from Brazil to Croatia to Saudi Arabia, launches into a debate about governance.
At the Toronto Centre’s office downtown Toronto, it’s the first day on the job for newly installed chief executive officer Babak Abbaszadeh.

“We were born out of the Asian financial crisis of 1997,” he notes. “Through our work we help prevent and minimize the impact of financial crises, and enhance the supervision of financial institutions.”
The agency was conceived out of the fear that the Asian crisis struck in a number of Canadian officials. “At OSFI [ Office of the Superintendent of Financial Institutions ] we were stunned by the Asian financial crisis,” said John Palmer, a former head of the Canadian bank regulator and current chairman of the Toronto Centre. “Although it didn’t affect Canada very much, it came much closer to being a global crisis than a lot of people realize. A lot of us looked at one another and said ‘Wow, this could have been a lot more serious. We’ve got to do something.’”
Needless to say, the Toronto Centre is increasingly in demand — especially its crisis management courses. Mr. Abbaszadeh is flying to Rwanda this weekend to watch one of those courses in action.
Ironically, the Toronto Centre began working on its first crisis management course in late 2007 and launched it as Lehman Brothers was spiralling towards bankruptcy, Mr. Palmer said.
While the financial crisis has hammered home the necessity of sharp bank regulators, there are no global minimum requirements for the job. The Toronto Centre aims to boost the ability of financial regulators around the world to supervise banks, insurers and securities firms. It focuses on emerging markets and low-income countries.
“We are dealing with the life of real people,” Mr. Abbaszadeh said. “This is about bolstering and safeguarding the trust in the financial institutions in those places, places that are subject to issues like capital flight.”
The non-profit centre, which has an annual budget of about $3-million a year, receives its core financial support from the Canadian International Development Agency, the International Monetary Fund, the Swedish International Development Agency and the World Bank .
The group has trained roughly 3,000 people from 170 countries over the last dozen years, Mr. Abbaszadeh noted.
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15. TD CFO banks on fitness
The Globe and Mail
06/03/2010
MONIQUE SAVIN
Pg. L3
Ten years ago, Colleen Johnston, the group head, finance, and chief financial officer of TD Bank Financial Group, was inactive. Her exercise routine amounted to riding her family and career in tandem. Suddenly, on the advice of her doctor, she made one small healthy change in her lifestyle. Now, the 51-year-old is following a training plan for a sprint triathlon and gearing up to ride in the Becel Ride for Heart on June 6.
My goal:
“The immediate goal is riding in the Becel Ride for Heart. The other goal is training for a sprint triathlon in July. I have broad goals around wellness, maintaining energy and a healthy weight.”
My workout:
“Last year, I did three-quarters of a sprint, which is a 750-metre swim, 20K bike and 5K run. Now, I want to complete it. In November, 2009, I started taking swimming lessons to learn the basic strokes with a flutter board. I take occasional swim lessons, but I have a coach with a program that includes twice-weekly individual workouts of swimming, biking and running.”
My lifestyle:
“I travel 20 per cent of the time. Otherwise, I’m working, on average, 11-hour days, so the intense exercise is best first thing in the morning. I’m up at 5 a.m. and I do running at home on the treadmill or I’ll go outside when the weather’s good. I bike or take spin classes in the gym. And I have two pools I go to.
“I’ll eat half a banana, do the run, and then eat cereal and fruits. I need something easy to eat so that I’m not training on an empty stomach.
“For years, I’ve been hearing about the midafternoon snack, but, for me, I can’t be eating a muffin in a meeting. So I eat a cashew or peanut-butter Larabar; they combine fruit and nuts, which is better than pure carbs.”
My motivation:
“I’m doing the Becel Ride for Heart [which raises money for the Heart and Stroke Foundation] because my younger brother had a stroke six years ago at the age of 43. He’s spent thousands of hours in physical therapy rebuilding his body. We’re riding in the event together; it’s our third year.”
“But 10 years ago I was inactive,” adds the mother of two daughters, 18 and 21. “I was focused on family and my career and then, in 2000, stress was taking its toll on me, and I had various physical symptoms. My doctor advised walking at a good pace every day for 30 minutes — the best advice I ever had. I lost 25 pounds since that visit. Now, I’m consciously trying to maintain the benefits and discovering exercise is an outlet for stress.”
My anthem:
“I have about 20 songs on my iPod Shuffle. Journey songs go a long way, and I like I Gotta Feeling by Black Eyed Peas.”
My challenge:
“My audacious goal was to learn to swim because I hadn’t been swimming in 40 years.”
The critique
According to Zach Weston, a kinesiologist and clinical exercise physiologist, Ms. Johnston has a good balance of intensity for anaerobic conditioning, which she needs to build upon to confidently finish the sprint triathlon. Mr. Weston was provided her complete training program as background for his critique and he offers three improvements to help her ride smarter, stronger, faster.
Switch to high-intensity training
Ms. Johnston needs to improve her tolerance of high-intensity effort by alternating short bursts of maximal work followed by low-intensity recovery, Mr. Weston advises. “Interval training will help her to have the extra kick to maintain speed for climbing hills on both the bike and run portions of the race, not to mention the short sprint out of the water, which quite often involves an uphill run.”
He suggests conditioning with hill training, and he offers examples he uses with his clients preparing for a sprint triathlon:

Find a hill that is approximately 30 to 40 metres long and has a 6-per-cent grade or more.
Perform a warm-up run to the hill (about 5 to 15 minutes).
Sprint up the hill as fast as possible with good arm and leg action. Walk down odd-numbered repetitions and jog down even repetitions. Repeat 10 times.
Jog home and stretch.
Improve cycling technique
A spin class is good for intensity, but the exercise is often mistaken for cycling training — and spinning is not cycling, says Mr. Weston, a faculty member in the department of kinesiology at Wilfrid Laurier University. “Technique and efficiency is what will separate good cyclists from inefficient mashers on the bike, and a spin bike is not optimal for learning good form.” He recommends that Ms. Johnston use her bike on an indoor trainer or on a computrainer at a specialized facility, such as the Endurance Lab and WattsUp Cycling with Adam Johnson in Toronto.
Monitor heart rate
Finally, Mr. Weston says Ms. Johnston would benefit from a VO2 metabolic exercise test with a certified kinesiologist. “This will inform Colleen where her sustainable training intensity should be for various distances.”
He also suggests that Ms. Johnston consider wearing a heart-rate monitor. “The heart-rate monitor will also provide the combined impact of the effects of weather conditions and race intensity on her body, adding that if it’s hot and humid, the heart rate will climb faster in an effort to try and thermo-regulate and dissipate heat through increased sweating,” Mr. Weston says.
Not only will this training tool ensure Ms. Johnston runs “her” race at the right pace, but it will also prevent her from getting carried away in the excitement of competition resulting in her pushing too hard too early, and then deflating her performance. These small changes create a no-pressure feeling so she can trust in her training and enjoy the thrill of competition to achieve her personal best.
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16. Duke of Edinburgh Awards inspire young leaders

The Times & Transcript (Moncton, NB)
06/04/2010
Pg. E9
When Lauren Law first signed up to participate in the Duke of Edinburgh’s Award she was skeptical she would see it through from start to finish. Her first expedition changed that — it stirred up a passion in her for the outdoors and gave her the drive to finish all three levels of the award; bronze, silver and gold.
Along the way, she gained unique skills and abilities that set her apart from her peers and set the stage for her future success.
The Canadian teen was one of thousands of young people around the world who have taken part in the Duke of Edinburgh’s Award, a unique program that offers young people a balanced non-competitive program of voluntary activities that encourages personal discovery and growth, self-reliance, perseverance and responsibility to themselves and service to their community.
To earn the bronze, silver and gold levels of the award, young people set and achieve goals in four developmental areas: community service, skills development, physical recreation and an adventurous journey.
More information about the Duke of Edinburgh’s Award and the TD Waterhouse Investing in Youth initiative can be found online at www.dukeofed.org.
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17. Popularity of Philly Cycling Championship continues to climb

Philadelphia Daily News
06/04/2010
JONATHAN MARSHALL
What the Indianapolis 500 is to car racing and the Kentucky Derby is to horse racing, the Philadelphia International Cycling Championship is to cycling. And that’s just what Dave Chauner and Jerry Casale envisioned back in 1985.
The Philadelphia natives have witnessed the fruition of this dream, experiencing the highs and the lows with the event they birthed 26 years ago. This year’s race takes place Sunday.
For Chauner, it’s still hard to believe that the race has become a major event.
“At that point, I probably was not thinking that far ahead,” he said of those early years. “We definitely wanted to establish a real classic that would become a signature event for the sport. I always felt that cycling was a great sport and that it needed to be in a public eye more and I think we really accomplished that.”
The bike race has become the biggest single day race in the United States and has earned the highest international ranking that can be achieved for a race of its kind.
Not only does the race bring in the top cyclists from around the world, it has become Philadelphia’s unofficial start of summer. Aside from watching the racers sweat through a grueling 156-mile course, an atmosphere has been created that has allowed even non-cycling fans to enjoy a day out on the Parkway.
“There is no other bike race in the United States that is held in a major metropolitan city,” Chauner said. “That is really cool. It has lasted so long because it links the center of the city. That was one of the original justifications for the city supporting the event when we started it.”
One of the reasons the event has become so popular is the challenging Manayunk Wall. The favorite spot on the course is Levering Street, which racers know all to well as the beginning of the climb along the wall. The name was coined when Chauner and Casale began mapping out the course during the race’s inception.
“One of the things that we always wanted to do was create a multilap race so that the people could see the guys coming by many times and we really felt that going through the Manayunk area was the signature point of the race,” Chanuer said. “Our thought was that we really needed to create a focal point for the race that draws spectators. This is athletic prowess at its best.”
One would think that the weekend-long parties and expos would take the spotlight away from the amazing athletes. This is not the case, according to Chauner.
“Any major public event like this, part of it is attraction,” he said. “It creates a lot of excitement. People come out for the spectacle. They are out there because it’s a happening. It creates a great atmosphere for the city. It’s a great day for Philadelphia.”
But despite the excitement the event has built up for the city, all has not been well. Securing funding is not easy, and there were troubles in 2009 and 2008, when the city stopped being the race’s main sponsor. TD Bank is this year’s sponsor.
Chauner says there have been a record number of hotel rooms reserved this year. Special events, such as the amateur race, have become big attractions as well. The scope of the race will be widened even more with it being broadcast on national television for the first time. About 100 million households will be reached via the nine regional networks of Versus and Comcast SportsNet.
“The funding in the last couple years has been very challenging,” Chauner said. “We are not out of that by any means. We are committed to producing the events. There is a certain quality that we have to keep with this race to preserve our ranking as one of the top races in the world. We are always looking for ways to increase the revenue.”
On Sunday, these issues will be blocked by images of the past, present and a very hopeful future.
“There are so many different experiences that we have had,” a reflective Chauner said. “What I think has been most gratifying is seeing all of the people that it has affected. We’ve seen young kids get inspired to become professional racers. We have seen families that have come back year after year. If there is any legacy that the event would provide, it’s really the legacy of creating a great event for the city that many people find inspiration for and love to come out for and be with the family.”
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18. Big donation will let all Philadelphia pools open

The Philadelphia Inquirer
06/04/2010
KIA GREGORY
Pg. B02
With a six-figure donation from First Niagara Bank, the city has reached its goal of opening all of its pools this summer.
Officials of First Niagara, which is based in Upstate New York and recently opened branches in the Philadelphia region, presented the city with a $400,000 check Thursday at a confetti-filled news conference at Sacks Pool in the 400 block of Washington Avenue in South Philadelphia.
It was the largest donation the city had received toward its Splash and Summer Fund, a fund-raising campaign launched last year to keep more pools open.
“Keeping our swimming pools open during the summer is important to maintaining a strong sense of community in which friends and neighbors can connect,” Mayor Nutter said. “First Niagara Bank’s generosity . . . is another great example of the positive impact that public and private partnerships have on providing safe and enjoyable activities for all of our residents.”
In addition to supplying a haven from the heat and a form of exercise for youths, city pools produce about 800 seasonal jobs.
Last summer, due to a budget gap, the city closed 27 of its 72 outdoor pools, leaving residents in some neighborhoods to complain why some pools were allowed to open while others remained shut.
This summer, the city needed $600,000 to open every pool, the amount of the shortfall in the aquatics department’s $1.7 million budget. Many neighborhood groups started fund-raising to help reach that goal.
Through community-organized efforts such as a three-on-three men’s basketball tournament, a talent show, and cow-chip bingo, plus donations from big companies, the city was halfway — $300,000 - toward its target. First Niagara put the city over the top.
“When the bank was made aware of the budget realities facing the city’s pool initiative, we jumped at the chance” to help, said John R. Koelmel, First Niagara’s president and chief executive officer.
The additional money will be carried over to next year’s pool budget, Parks and Recreation Department spokesman Alain Joinville said.
Other private donations include $37,000 from the Lombard Swim Club, $34,000 from Shire Pharmaceuticals, $34,000 from the Philadelphia Parking Authority, $30,000 from TD Bank, $12,000 from Modell’s Sporting Goods, and $10,000 from Temple University.
First Niagara will also give $250,000 in grants so that 35 YMCA branches across eastern Pennsylvania — the bank’s largest regional market — can offer free swimming lessons.
City pools are scheduled to begin opening June 18.
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19. Canadian firms lack ‘killer instinct’; Productivity gap; Policies either coddle industries or collar them

National Post
06/04/2010
PAUL VIEIRA
Pg. FP5
Canada’s abysmal productivity record may be the result of a business sector that lacks daring and the killer instinct of its U.S. counterpart, and policies that either coddle industries or dissuade firms from growing, says a study from Toronto-Dominion Bank.
The 35-page report, cowritten by TD’s former chief economist, Don Drummond, paints a less than flattering portrait of the business community, as it has repeatedly failed to respond to a series of policy measures, from lower tax cuts, stable inflation and interest rates, and free-trade agreements with key markets.
Further, business managers have been ineffective at improving their organizations, the report added, and appear reluctant to adopt measures that have proved successful abroad, especially in the United States.
“One possibility is that businesses in Canada are simply not industrious and adventurous enough to drive productivity growth forward,” the report said, co-written by Mr. Drummond and research analyst Alistair Bentley. “This bold claim cannot exactly be proved, but an abundance of circumstantial evidence suggests the theory has merit.”
The report suggests boosting Canada’s poor productivity growth should remain the number one priority of policy-makers — but some of the onus now needs to be shifted to corporate Canada.

Productivity, or how much an economy produces per hour of work, remains the number one measure of a country’s standard of living, and, for the better part of a decade, it has been relatively flat in Canada. Average annual growth is a measly 0.7%. Analysts and key policy makers — led by Bank of Canada governor Mark Carney — have said failure to improve productivity will lead to a serious loss of competitiveness for the economy.
In the past, critics have cited government policy as one of the biggest culprits holding back better productivity. That no longer is valid, the report said.
Since 2005, Canadian tax rates on capital were only “marginally” higher than comparable U.S. levies, the report cited. Yet, capital investments per worker after 2005 remained “well below” U.S. levels.
“If [tax] policy were the primary reason for sluggish investment, then Canadian companies should have responded more aggressively,” the TD study said.
Canada has also developed one of the most generous research-and-development tax schemes in the industrialized world, which stimulates corporate-led innovation. Yet, Canadian firms do not have R&D rates “anywhere near the levels” of other countries.
All this occurred in recent years, between 2003 and 2007, even though corporate balance sheets improved at one of the fastest paces on record, with retained earnings growth averaging 15% during that time period.
Policymakers have indeed taken big steps, but problems remain in certain areas — especially tax rules focused on small business.
Mr. Drummond and Mr. Bentley wrote that tax policy discourages small business owners from expanding. For instance, once earnings surpass the $500,000 threshold, the median provincial business tax rate jumps from 4.75% to 12%. This is key as a wide range of evidence suggests large firms post better productivity gains.
Plus, history shows the country, in its early incarnation, adopted policies that promoted the development of large, but inefficient, monopolistic firms protected from competition. While much has changed, “this historical reality may have encouraged a business culture that was not conducive to promoting innovation.”
Similar policies still remain on the books, especially rules governing foreign ownership in telecommunications, airlines and banking.
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20. Inefficiency wasting health resources: new report

The Globe and Mail
06/04/2010
LISA PRIEST
Pg. A9
Almost half of Ontario patients who require urgent cancer operations don’t get them within the recommended two weeks or less. One quarter of nursing home residents don’t need to be in long-term care, while many of those who do spend months waiting to get in.
A new report of the Ontario Health Quality Council suggests one of the most costly health care systems in Canada — consuming 46 cents of every program spending dollar — is squandering precious resources due to inefficiency.
Although quality council chairwoman Lyn McLeod stressed the report was to encourage hospitals to do better,

even she noted: “In many areas of care, too many people wait too long.”
Chief among her concerns is that one in every six hospital beds is occupied by patients who are awaiting nursing home placement. That causes a domino effect: Many urgent cancer patients cannot undergo operations when needed due to lack of beds, and emergency patients wait for hours to be moved to a room.
Despite costly solutions over more than a decade — adding 20,000 nursing home beds and opening up more medical school spots — the $46-billion health care system is headed for a fiscal crunch. Last week, Toronto-Dominion Bank economists suggested paying doctors based on quality of care to keep the system sustainable, warning that, left unchecked, health spending will rise to 80 per cent of total program spending in Ontario by 2030.
The new health-care report wasn’t all bad news. Hospitals showed improvement in cataract, hip and knee surgery and elective cardiac operations. And there was the occasional star: North York General Hospital was getting urgent cancer operations done within two weeks, 97 per cent of the time.
For those trying to access the system, there were problems. In 10 other countries, most sick patients can see their family physician the day they call for an appointment or the next day, but only 53 per cent of Ontarians can. And 730,000 adult Ontarians don’t even have a doctor.
“The lack of access to family doctors is surprising, given the supply of health professionals has been increasing steadily,” said Ben Chan, the chief executive office of the quality council, a government-funded independent agency.
The report is being closely read by hospital chief executives. The quality council is slated to obtain expanded powers — to make recommendations on clinical practice guidelines, among other things — through the government’s Excellent Care for All Act, which passed third and final reading on Thursday.
Under that new act, pay-for-performance rules for hospital chief executives — 14 of whom made more than $500,000 last year — could lead to a rise or fall in compensation, depending on performance.
Adalsteinn Brown, assistant deputy minister of health and a key force behind the legislation, said the new rules will make hospitals strive to reduce waits and attain uniform high quality of care.
“For the first time,” Mr. Brown said in a telephone interview, “there will be a yardstick that is very clear and objective.”
Christine Elliott, health critic for the Ontario Progressive Conservatives, said record amounts have been spent on health care and the “biggest problem is that the government does not have a plan.”
But Ontario Health Minister Deb Matthews told reporters yesterday that she was “absolutely committed to doing better.”
She acknowledged the province’s hospitals still have too many beds occupied by patients who should not be there. But those hospitals that are tackling the problem head on by making the “right investments,” she added, and showing improvement.
“Are we there yet? No, we’ve got a long way to go,” said Ms. Matthews. “But are we starting to see those changes? Absolutely yes.”
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The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Les renseignements présentés peuvent contenir des énoncés prospectifs au sens de la loi Private Securities Litigation Reform Act of 1995 et des dispositions d’exonération comparables des lois canadiennes applicables, y compris, mais sans s’y limiter, des énoncés relatifs à des résultats financiers et d’exploitation prévus, aux plans, aux objectifs, aux attentes et aux intentions, aux économies de coûts et à d’autres énoncés des sociétés, qui comprennent des termes et expressions comme « anticiper », « croire », « planifier », « estimer », « prévoir », « avoir l’intention de » et « pouvoir », ainsi que des verbes au futur ou au conditionnel et d’autres expressions similaires. Ces énoncés sont fondés sur les croyances et les attentes actuelles de notre direction et comportent un certain nombre de risques et d’incertitudes importants. Les résultats réels peuvent différer considérablement des résultats avancés dans les présents énoncés prospectifs. Les facteurs suivants, entre autres choses, pourraient entraîner de tels écarts importants ou y contribuer : la capacité d’obtenir l’approbation de la transaction par les actionnaires de The South Financial Group, Inc. (« South Financial »), la capacité de réaliser les synergies prévues découlant de la transaction selon les montants ou l’échéancier prévus, la capacité d’intégrer les activités de The South Financial Group, Inc. à celles de La Banque Toronto-Dominion en temps opportun et de manière rentable, et la capacité d’obtenir les approbations gouvernementales de la transaction ou de remplir d’autres conditions liées à la transaction selon les modalités et l’échéancier proposés. D’autres facteurs qui pourraient faire en sorte que les résultats de La Banque Toronto-Dominion et de The South Financial Group, Inc. diffèrent considérablement de ceux décrits dans les énoncés prospectifs se trouvent dans le rapport annuel de 2009, dans le formulaire 40-F, pour La Banque Toronto-Dominion, et dans le rapport annuel de 2009, dans le formulaire 10-K de South Financial déposé auprès de la Securities and Exchange Commission (SEC) et disponible sur le site Internet de la SEC (http://www.sec.gov).
La proposition de fusion entre La Banque Toronto-Dominion et The South Financial Group, Inc. sera présentée aux actionnaires de The South Financial Group, Inc afin qu’ils l’examinent. Les actionnaires sont invités à lire la circulaire de sollicitation de procurations ou le prospectus provisoire lié à la transaction de fusion proposée et la circulaire de sollicitation de procurations ou le prospectus définitif lorsqu’il sera disponible, ainsi que les autres documents déposés auprès de la SEC, car ils contiennent des renseignements importants. Les actionnaires peuvent obtenir un exemplaire gratuit de la circulaire de sollicitation de procurations ou du prospectus provisoire et ils pourront obtenir un exemplaire gratuit de la circulaire de sollicitation de procurations ou du prospectus définitif lorsqu’il sera disponible, ainsi que des autres documents ayant fait l’objet d’un dépôt qui contiennent de l’information sur La Banque Toronto-Dominion et The South Financial Group, Inc., et ce, sans frais, sur le site Internet de la SEC (http://www.sec.gov). Des exemplaires de la circulaire de sollicitation de procurations ou du prospectus définitif et des documents déposés auprès de la SEC qui seront intégrés par renvoi dans la circulaire de sollicitation de procurations ou le prospectus définitif peuvent aussi être obtenus, lorsqu’ils seront disponibles, sans frais, en soumettant une demande [à La Banque Toronto-Dominion, 66 Wellington Street West, Toronto (Ontario) M5K 1A2, à l’attention de : Relations avec les investisseurs, 416-308-9030] ou à The South Financial Group, Inc. Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
La Banque Toronto-Dominion, The South Financial Group, Inc., leurs administrateurs et leurs dirigeants respectifs et d’autres personnes peuvent être réputés être des participants à la sollicitation de procurations relativement à la transaction de fusion proposée. L’information concernant les administrateurs et les dirigeants de La Banque Toronto-Dominion est disponible dans son rapport annuel, dans le formulaire 40-F, pour l’exercice terminé le 31 octobre 2009, qui a été déposé auprès de la SEC le 3 décembre 2009, son avis de convocation à l’assemblée annuelle et sa circulaire de la direction sollicitant des procurations, qui a été déposée auprès de la SEC le 25 février 2010. L’information concernant les administrateurs et les dirigeants de The South Financial Group, Inc. est disponible dans la circulaire de sollicitation de procurations de The South Financial Group, Inc. de sa plus récente assemblée annuelle, qui a été déposée auprès de la SEC le 7 avril 2010. D’autres renseignements sur les participants à la sollicitation de procurations et une description de leurs intérêts directs et indirects, par titres détenus ou autres, seront inclus dans la circulaire d’information/le prospectus et d’autres documents pertinents qui seront déposés auprès de la SEC lorsqu’ils seront disponibles.